Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS

16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated March 23, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

Coleman Cable, Inc. has provided the following information to offerees in a pending private offering of debt securities (the “notes”). The offering, if consummated, is expected to result in proceeds of approximately $100 million, before deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Substantial portions of the information set forth below has been derived from the company’s prior SEC filings. There can be no assurance that the private offering will be consummated. This information does not constitute an offer to purchase the notes in the private offering, which notes have not been registered under the Securities Act of 1933 and may not be sold or resold absent registration or an exemption from the registration requirements.

INFORMATION ABOUT THE COMPANY

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained herein, including certain statements contained in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Coleman,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Copperfield,” “Business Description for Coleman,” and “Business Description for Copperfield” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	disruptions in the supply or fluctuations in the price of copper and other raw materials;

•	increased competition from other wire and cable manufacturers, including foreign manufacturers;

•	general economic conditions and changes in the demand for our products by key customers;

•	pricing pressures causing margins to decrease;

•	our level of indebtedness;

•	our ability to integrate the acquisition of Copperfield, LLC successfully;

•	failure to identify, finance or integrate acquisitions; and

•	other risks and uncertainties, including those described under “Risk Factors.”

Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included herein are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

TRADEMARKS

Our trademarks, service marks and trade names referred to herein include American Contractor®, Barontm, Booster-in-a-Bag®, CCItm, Clear Signaltm, Coilex®, Cool Colorstm, Corra/Clad®, Extreme Boxtm, Luma-Site®, Maximum Energy®, Oswego Wiretm, Plencote®, Polar-Rig125®, Polar Solar®, Power Station®, Push-Locktm, Quadnector®, Road Power®, Royal®, Seoprene®, Signal®, Tri-Source® and Trinector®, among others.

SUMMARY

This summary is qualified in its entirety by the more detailed information found herein. Unless otherwise indicated, “Coleman Cable,” “Coleman,” “we,” “us,” and “our” refer to Coleman Cable, Inc., together with its subsidiaries and predecessors, but does not include Copperfield, references to “Copperfield” are to Copperfield, LLC and its subsidiaries, and references to the Combined Company are to pro forma combined Coleman Cable and Copperfield. All references to years made in connection with our and Copperfield’s financial information or operating results are to years ended December 31, unless otherwise indicated.

The Company

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We manufacture and supply a broad line of wire and cable products, consisting of more than 22,500 active SKUs, which enables us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,300 active customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition, flexible manufacturing platform and distribution capabilities, and engineering and design expertise. We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/R”), irrigation, industrial/contractor, security/home automation, recreational vehicles (“RVs”), copper fabrication, retail and automotive retail. We believe that our broad product line and diverse customer base have contributed to the strength of our net sales and operating profit margin. We manufacture our products in six domestic manufacturing facilities and supplement our domestic production with international sourcing.

On March 11, 2007, we entered into a definitive agreement to acquire Copperfield for a purchase price of $213.0 million subject to a working capital adjustment. Copperfield is one of the largest privately owned fabricators and insulators of copper electrical wire and cable in the United States. For the year ended December 31, 2006, after giving effect to the acquisition of Copperfield, our pro forma net sales would have been approximately $943.0 million and our pro forma Adjusted EBITDA would have been $92.4 million.

Our primary product lines include (i) industrial power cable, including portable cord, machine tool wiring, welding and mining cable and other power cord products; (ii) electronic and communication wire and cable, including telephone, security and coaxial cable; (iii) low voltage cable, including thermostat wire and irrigation cable; (iv) assembled wire and cable products, including extension cords, booster and battery cable, lighting products and surge and strip products; and (v) fabricated bare wire products, including stranded, bunched and single-end copper, copper clad steel and various copper alloy wire. We use most of our copper wire production internally to produce finished wire and cable products, while the reminder of our copper wire production is sold externally to other OEMs and wire and cable producers.

We believe Copperfield’s copper wire to be one of the highest quality wires in the industry. Copperfield manufactures two basic products (insulated copper wire and fabricated copper wire) in a wide range of sizes and types for each end market it serves. Copperfield produces eight types of insulated wire including (i) PVC lead wire; (ii) XLPE lead wire; (iii) multi-connector cable; (iv) battery cable (XLP & PVC); (v) welding cable; (vi) silicone wire; (vii) irradiated XLP & PVC wire; and (viii) miscellaneous lead wire. Copperfield uses approximately 81% of its total fabricated wire in its insulated wire manufacturing while the remaining 19% is sold to third-party wire insulators.

Our ability to draw and strand our own copper provides us with the benefits of vertical integration, including greater control over the quality, supply and cost of this key raw material, while providing a benchmark for negotiation with our outside suppliers. In addition, our engineered product capabilities allow us to customize products for a particular customer or end market. These strengths will be enhanced through the acquisition of Copperfield.

The Combined Company sells products to a wide range of customers serving a number of end markets. The chart below summarizes the principal products, applications and customers for each of the distribution channels within each of the Combined Company’s business segments:

End Markets	Principal Products	Applications	Customers

Electrical/Wire and Cable Distributors
Electrical Distribution	Industrial power, electronic and communication cables, low voltage wire and assembled products	Construction and industrial MRO applications	Buying groups, national chains and independent distributors
Wire and Cable Distribution	Industrial power, electronic and communication cables and low voltage wire	Construction and industrial MRO applications	Independent distributors
Specialty Distributors and OEMs
OEM/Government	Custom cables	Various marine, lighting, mobile equipment, entertainment and military applications, agriculture, appliance, trailer cable, welding cable and battery cable	OEMs and governmental agencies/ subcontractors
HVAC/R	Thermostat cable and assembled products	Services the electric controls for HVAC/R	Independent distributors and consignment manufacturers
Irrigation	Irrigation, sprinkler and polyethylene golf course cables	Commercial and residential sprinkler systems, low voltage lighting applications and well pumps	Turf and landscape, golf course and submersible pump distributors
Industrial/Contractor	Extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electric/electronic cables	Various commercial construction and industrial applications	Specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses
Security/Home Automation	Electronic and communication wire and cables	Security, home automation, audio, data communication and fire safety	Security, audio-video, residential and commercial distributors

End Markets	Principal Products	Applications	Customers

RVs	Machine tool wire, portable cords and adapters, and coaxial speaker alarm and other cable	RV wiring products	Manufactured housing OEMs and RV aftermarket suppliers
Copper Fabrication	Specialty copper products	Appliances, fire alarms, security systems, electronics, automotive, telecommunications, military, industrial, high temperature and geophysical	Other channels within the Combined Company and other small specialized wire and cable manufacturers
Transportation	PVC & XLPE lead wire, irradiated wire, battery cable and trailer cable	Wiring harnesses, battery cables, lighting, control and instrumentation	Truck, automotive, heavy equipment and trailer manufacturers and component suppliers
Consumer Outlets
Retail	Extension cords, trouble lights, surge and strip and electronic cable products	Wide variety of consumer applications	National and regional mass merchandisers, home centers, hardware distributors, warehouse clubs, and other consumer retailers
Automotive Retail	Battery booster cables, battery cables and accessories	Broad spectrum of automotive applications	National and regional retailers

The Acquisition

On March 11, 2007, we entered into a definitive agreement to acquire Copperfield for a total purchase price of $213.0 million subject to a working capital adjustment. We plan to finance the acquisition of Copperfield with borrowings under an amended and restated senior secured credit facility and a note offering (collectively, the “Transactions”). The amended and restated senior secured credit facility will consist of a five year $200.0 million revolving credit facility to replace our existing credit facility.

Copperfield, one of the largest privately owned fabricators and insulators of copper electrical wire and cable in the United States, has a diversified customer base and currently has over 450 customers with no single customer representing more than 13.2% of total sales, although two of its automotive customers combined for approximately 20% of Copperfield’s net sales for the year ended December 31, 2006. In 2006, Copperfield sold more than 12.6 billion feet of insulated copper wire and cable to customers across diversified end markets including the appliance, automotive, electric motor, electrical distribution, recreational vehicle, trailer cable and welding cable sectors. Copperfield services its customers and produces over 41,000 SKUs from its strategically located facilities in Indiana, Texas and Arizona, which together represent more than one million square feet of fabrication and insulation manufacturing and warehousing capacity employing more than 560 non-union employees. For the year ended December 31, 2006, Copperfield generated net sales and EBITDA of $519.6 million and $34.8 million, respectively.

Strategic Rationale for the Acquisition

We believe that the acquisition provides a number of strategic benefits, including the following:

•	Diversifies our end markets, expands the Combined Company’s blue-chip customer base and strengthens our competitive position in the industry by adding Copperfield’s strong relationships and niche market leadership. The acquisition of Copperfield deepens our penetration into several of our distribution channels, including electrical distribution, wire and cable, RV, and industrial/contractor and adds new relationships with a diversified group of OEM customers, including agriculture, appliance, battery cable, marine, motors/transformers, and welding.

•	Increases our scale and diversifies our product portfolio as there is minimal overlap of our and Copperfield’s current product offerings.

•	Mitigates the sensitivity of our operating results to the fluctuations in prices for our raw material inputs such as copper. Copperfield’s cost-plus pricing methodology has provided stability to Copperfield’s gross profit and EBITDA despite wide fluctuations in copper pricing. We believe that combining our operations with Copperfield will offset the effect of copper price fluctuations on our financial results.

•	Provides opportunities for operational synergies and cost savings through capitalizing on joint purchasing opportunities, engineering and working capital management and reduction in overhead costs, as well as increasing productivity by implementing best practices.

•	Maximizes our manufacturing and distribution efficiency and reach through the restructuring and realignment of our combined nationwide footprint.

•	Provides additional depth to our existing management team by adding two senior executives with a combined 56 years of industry experience and a proven track record in developing and sustaining efficient manufacturing operations.

Competitive Strengths

Leading Market Position Across Multiple End Markets.  Upon completion of the acquisition of Copperfield, we will have a stronger presence in a number of our end markets, with leading market shares in several high-growth and niche markets. Copperfield will notably increase our presence in our existing electrical distribution, wire and cable, RVs, and industrial/contractor channels and will provide significant penetration into many new OEM accounts. We believe that the Combined Company will achieve greater penetration into market segments which require higher levels of service and product specification, and where we have historically established and maintained a significant presence. For example, we believe that many of our products have a leading market share in the electrical distribution, HVAC/R, irrigation, industrial/contractor and RV channels, based on domestic sales.

Strong Operations Through Volatile Raw Material Pricing Environments.  Coleman and Copperfield have historically pursued different pricing methodologies which counteract the impact of copper price volatility. We have chosen to price our products opportunistically to benefit from sharp movements in raw copper prices. Copperfield prices its products to earn a fixed dollar margin per pound of goods sold, which effectively mitigates the effect of copper price volatility on Copperfield’s gross profit and EBITDA and resulting cash flows. We intend to maintain Copperfield’s current pricing strategy, and believe that the combination of our and Copperfield’s pricing methodologies will mitigate the copper-related volatility in our operating results.

Highly Diversified and Stable Revenue Base.  Our revenues are highly diversified by product, end market and customer. With a product offering of more than 22,500 active SKUs, which will be complemented by Copperfield’s product offering of over 41,000 SKUs, we provide a wide variety of products to a broad base of customers through our numerous distribution channels and OEM accounts. Our sales are diversified by segment as well as by end market, with our largest end market, electrical/wire and cable distributors, accounting for approximately 26% of our net sales in the year ended December 31, 2006. Our sales to wire and cable distributors are diversified and comprise sales of a wide variety of products to a broad base of customers and are sold across numerous end markets.

Following the completion of the acquisition, the Combined Company will serve a broad base of approximately 8,750 combined customers, and our revenue will be further diversified across a larger customer base and additional end markets. Pro forma for the acquisition, the Combined Company’s top ten customers for the year ended December 31, 2006 accounted for only 31.3% of sales, and the largest customer accounted for approximately 6.2% of pro forma combined sales. We believe that the Combined Company’s product, segment and customer diversity will help to mitigate downturns in the any given end-user or geographic area, as evidenced by our consistent levels of operating profit margin.

Flexible Operating Model.  We optimize the production of our products between our six domestic manufacturing facilities and our sourcing of products from international markets, primarily Asia. To continue to manage our use of foreign sourcing effectively and to ensure that our imported products meet our engineering standards, we maintain an office in Taiwan and recently opened an office in Shenzhen, China. Our success at foreign sourcing is evidenced by the growth of our imported products, which increased from $20.0 million in 2001 to $48.5 million for the year ended December 31, 2006. This mix of domestic production and foreign sourcing is enhanced by four distribution centers located in Waukegan, Illinois; Los Angeles, California; East Longmeadow, Massachusetts; and Texarkana, Arkansas, with additional satellite distribution centers located throughout the United States. We believe that our efficient domestic manufacturing capabilities coupled with our distribution capabilities, which will be further enhanced by the addition of Copperfield’s eight facilities in five separate locations, will ensure the dependable and timely shipment of our products to our customers, even in small order quantities. This flexible operating model optimizes the balance between the time-to-market efficiency and high levels of service of our domestic manufacturing operations and the lower costs, but longer lead times, associated with foreign sourcing.

Successful Focus on Reducing Operating Costs.  We continuously strive to lower our cost of production. From the beginning of 2000 through December 31, 2006, we reduced the number of employees from approximately 1,400 to 845 and consolidated our manufacturing operations from 13 facilities to six. Additionally, in 2005 and 2006 we generated cost savings from a continued emphasis on lowering our procurement costs. As a result of our cost reduction efforts in manufacturing, distribution and procurement, we have achieved significant cost savings over the last few years, including an aggregate of $4.3 million in estimated savings in 2005 and 2006. Copperfield has managed to significantly grow its business while sustaining a low cost manufacturing platform through its dedicated focus on operational efficiency. Since 2003, Copperfield has decreased its cost to produce 1,000 feet of insulated wire by an annual rate of 14.6% while growing volume shipped from 54.2 million pounds in 2003 to 163.7 million pounds in 2006 and has decreased the cost to produce one pound of fabricated copper by an annual rate of 7.7%. We believe that the acquisition of Copperfield will create further opportunities to achieve cost savings and operational efficiencies.

Proven Track Record of Consistent Financial Performance.  We have achieved consistent growth in our net sales and operating profits over the last five years. The combination of our diversified revenue base and niche market focus has allowed us to maintain our pricing methodology despite challenging market conditions. Adjusted EBITDA increased by 112.6% from $27.1 million for the twelve months ended June 30, 2004 to $57.6 million for the year ended December 31, 2006 as we focused on reducing operating costs and effectively increased our product pricing. We have been able to reduce total leverage (defined as total debt outstanding divided by Adjusted EBITDA) from approximately 5.8x at June 30, 2004 to 2.1x at December 31, 2006 through Adjusted EBITDA growth and debt repayment. Copperfield grew its revenue — organically and through acquisitions — from $34.8 million in 2000 to $519.6 million for the year ended December 31, 2006, representing a compounded annual growth rate of 56.9%.

Experienced and Dedicated Management Team.  We have an accomplished, entrepreneurial senior management team that is committed to our success. Our senior management team has an average tenure of more than 13 years and more than 20 years of industry experience. The addition of Rich Carr, who has run

Copperfield for 17 years and has over 33 years of experience in the industry, will serve to enhance our manufacturing efficiency and to strengthen our company culture that values customer satisfaction. The Copperfield executive team will continue to operate its business, which we believe will provide for an efficient integration. Our senior management team has enhanced our business portfolio by improving our manufacturing efficiency, building our overseas sourcing capabilities and focusing on customers in attractive market segments.

Business Strategy

We intend to expand our business and enhance our market position by focusing on the following key strategic initiatives.

Achieve Cost Savings, Continued Operational Efficiencies and Cash Flow Benefits.  Following the acquisition of Copperfield, we intend to achieve annual cost savings and to increase operational efficiencies through: (i) optimization of raw materials utilization and purchasing, (ii) reduction in logistics costs, (iii) implementation of best practices, (iv) rationalization of our product portfolio and (v) realignment of production facilities. The acquisition of Copperfield also eliminates our anticipated need to expand our existing manufacturing and distribution platform. We expect to spend between $12.0 million and $15.0 million less in capital expenditures than originally planned for in 2007 and approximately $1.0 million less per year thereafter due to our ability to utilize the capacity and reach within Copperfield’s network.

Leverage Our Competitive Position.  We intend to focus on strengthening our competitive position through continued diversification and expansion of our product line and customer base. The addition of Copperfield’s product portfolio and strong customer base will expand our presence in multiple end markets across the electrical wire and cable industry. We intend to use this expanded product offering to strengthen our relationships with customers and enhance our ability to obtain additional business.

Pursue Growth Opportunities in Existing and Complementary Markets.  We believe we have significant opportunities to grow our business by increasing our penetration within our existing customer base, expanding our already broad product offering and increasing the number of customers we serve. We intend to leverage our leading market positions, extensive product offering and flexible, responsive manufacturing and distribution capabilities to increase our sales to both new and existing customers in our targeted end markets. We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.

Manage Cost Structure Through Operating Efficiency and Productivity Improvements.  We continuously evaluate our operating efficiency and productivity and are focused on lowering our manufacturing and distribution costs. We recently expanded our international sourcing program by opening an engineering and sourcing office in Shenzhen, China. We are currently implementing cost savings initiatives in manufacturing, foreign sourcing, procurement and distribution that we believe will result in cost savings once completed. We believe that the acquisition of Copperfield will also contribute meaningfully to our continuous pursuit of productivity improvement by eliminating our need to source copper from outside vendors, by leveraging Copperfield’s fabricated copper wire manufacturing capabilities and by employing Copperfield’s best practices as a low cost producer. We anticipate that the employment of these initiatives will generate cost structure improvements throughout the combined organization.

Selectively Pursue Strategic Acquisitions.  As a leading manufacturer in our core markets, we believe we are well positioned to benefit from the consolidation of manufacturers that participate in these markets. We believe our management has the ability to identify and integrate strategic acquisitions. We will continue to selectively consider acquisitions that improve our market position within our existing target markets, expand our product offerings or end market penetration, or increase our manufacturing efficiency.

Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF COLEMAN

The following table sets forth summary consolidated historical financial data as of the dates and for the periods indicated. The financial data for each of the three years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements and notes thereto.

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Copperfield as if it occurred on December 31, 2006 and combines the historical balance sheets of Coleman and Copperfield as of December 31, 2006. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 gives effect to the acquisition and the consummation of the note offering and the Company’s amended and restated senior secured revolving credit facility as if it occurred on January 1, 2006 and combines the historical consolidated statement of income of Coleman for the year ended December 31, 2006 and the historical consolidated statement of income of Copperfield for the year ended December 31, 2006.

The pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the acquisition and the Transactions been completed on the dates described above. The adjustments reflected in the pro forma condensed combined financial information are based on preliminary purchase price allocations and assumptions. These adjustments are expected to change when additional information becomes available. Differences between the preliminary and final purchase price allocations are expected to have a material impact on the pro forma financial information presented. The pro forma condensed combined financial information does not reflect costs we may incur to integrate Copperfield’s business, and these costs may be material. Accordingly, the pro forma condensed consolidated financial information does not purport to be indicative of our financial position or results of operations as of the effective date of the acquisition or as of any other future date or period. In particular, the allocations to be made in the future will significantly reduce the goodwill allocation reflected in these pro forma financial statements and therefore will materially reduce pro forma net income. Accordingly, investors are directed not to rely on pro forma net income in making investment decisions.

This information is only a summary and should be read together with “Unaudited Pro Forma Condensed Combined Financial Data,” the related notes and other financial information included or incorporated by reference herein.

	Historical			Pro Forma
	2004	2005	2006	2006
	(Dollars in thousands)

Statement of Income Data:
Net sales	$285,792	$346,181	$423,358	$942,952
Cost of goods sold	240,260	292,755	341,642	823,520

Gross profit	45,532	53,426	81,716	119,432
Selling, engineering, general and administrative expenses	26,475	25,654	31,760	50,765
Restructuring charges(1)	(190)	—	1,396	1,396

Operating income	19,247	27,772	48,560	76,490
Interest expense, net	11,252	15,606	15,933	31,776
Loss on early extinguishment of debt	13,923	—	—	—
Other (income), loss, net	(13)	(1,267)	497	497

Income/(Loss) before income taxes	(5,915)	13,433	32,130	44,217
Income tax expense	3,092	2,298	2,771	17,488

Net income/(loss)	$(9,007)	$11,135	$29,359	$26,729

	Historical			Pro Forma
	2004	2005	2006	2006
	(Dollars in thousands)

Other Financial Data:
EBITDA(2)	$10,735	$33,883	$53,497	$88,318
Adjusted EBITDA(3)	27,223	32,173	57,563	92,384
Capital expenditures	4,714	6,171	2,702	11,488
Cash interest expense(4)	6,499	14,813	15,187	28,629
Depreciation and amortization expense	5,398	4,844	5,434	12,325
Net cash provided by/(used in) operating activities	(10,067)	(10,340)	30,048
Net cash provided by/(used in) investing activities	(4,701)	(1,789)	(2,578)
Net cash provided by/(used in) financing activities	15,753	11,153	(12,794)

	Historical			Pro Forma
	2004	2005	2006	2006
	(Dollars in thousands)

Balance Sheet and Other Data:
Cash and cash equivalents	$1,034	$58	$14,734	$53
Working capital	62,756	90,107	115,083	170,935
Total assets	197,056	221,388	235,745	469,901
Total debt(5)	159,727	169,300	122,507	319,573
Total shareholders’ equity	2,200	13,071	77,841	77,041

Pro Forma
2006

Other Statistics:
Ratio of Adjusted EBITDA to cash interest expense	3.2x
Ratio of total debt to Adjusted EBITDA	3.5x

(1)	Restructuring charges include: (i) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary and (ii) $1.3 million of costs associated with the closing of the leased manufacturing and distribution facility located in Miami Lakes, Florida and $0.1 million associated with the closing of the owned facility located in Siler City, North Carolina in 2006.

(2)	EBITDA represents net income/(loss) before interest expense, income tax expense and depreciation and amortization expense. We are providing this information to permit a more complete comparative analysis of our operating performance relative to other companies. Other companies may define EBITDA differently, and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies.

We believe that EBITDA is a performance measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity.

The following is a reconciliation of net income/(loss), as determined in accordance with GAAP, to EBITDA.

				Pro Forma
	2004	2005	2006	2006
	(Dollars in thousands)

Reconciliation of Net Income (loss) to EBITDA:
Net income/loss	$(9,007)	$11,135	$29,359	$26,729
Interest expense, net	11,252	15,606	15,933	31,776
Income tax expense	3,092	2,298	2,771	17,488
Depreciation and amortization expense	5,398	4,844	5,434	12,325

EBITDA	$10,735	$33,883	$53,497	$88,318

(3)	Adjusted EBITDA represents EBITDA before restructuring charges, stock compensation expense, loss on early extinguishment of debt, bad debt write off/recovery and special senior management bonus. The adjustments to EBITDA are for items which are not considered by management to be indicative of the underlying results. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain significant items and about items that we do not expect to continue at the same level in the future. However, we have incurred the charges and expenses that constitute these adjustments in prior periods and expect to incur them in future periods. These expectations are forward-looking statements within the meaning of the securities laws and actual results may vary due to various risks, including those identified under “Risk Factors.” Such supplementary adjustments to EBITDA are not in accordance with rules adopted by the SEC that apply to registration statements filed under the Securities Act and periodic reports filed under the Exchange Act. These rules prohibit the adjustment of a non-GAAP financial measure to eliminate or smooth items when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, we will not present Adjusted EBITDA in documents filed with or furnished to the SEC. You are therefore cautioned not to place undue reliance on Adjusted EBITDA and financial ratios based on Adjusted EBITDA.

The following is a reconciliation of net income/(loss), as determined in accordance with GAAP, to Adjusted EBITDA.

				Pro Forma
	2004	2005	2006	2006
	(Dollars in thousands)

Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income/loss	$(9,007)	$11,135	$29,359	$26,729
Interest expense, net	11,252	15,606	15,933	31,776
Income tax expense	3,092	2,298	2,771	17,488
Depreciation and amortization expense	5,398	4,844	5,434	12,325

EBITDA	$10,735	$33,883	$53,497	$88,318
Restructuring charges(a)	(190)	—	1,396	1,396
Stock-based compensation expense(b)	1,648	—	1,412	1,412
Loss on early extinguishment of debt(c)	13,923	—	—	—
Bad debt (recovery)/write-off — major customer bankruptcy(d)	(283)	(443)	—	—
Gain on sale of zero coupon bond(e)	—	(1,267)	—	—
Special senior management bonus(f)	1,390	—	—	—
Tax Matters Agreement(g)	—	—	508	508
Director professional fees(h)	—	—	750	750

Adjusted EBITDA	$27,223	$32,173	$57,563	$92,384

(a)	Restructuring charges include: (i) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary and (ii) $1.3 million of costs associated with the closing of the leased manufacturing and distribution facility located in Miami Lakes, Florida and $0.1 million associated with the closing of the owned facility located in Siler City, North Carolina in 2006.

(b)	Stock-based compensation expense represents: (i) $1.7 million of stock paid to certain members of senior management related to the issuance of our outstanding notes in 2004 and (ii) $0.9 million related to stock option grants to employees during 2006 and an additional $0.5 million of stock issued to one of the Company’s directors in connection with the exploration and development of strategic alternatives.

(c)	Reflects the loss of $13.9 million on the early extinguishment of debt in 2004.

(d)	Reflects bad debt recoveries related to a customer bankruptcy.

(e)	Reflects a gain on the sale of zero coupon bonds in May 2005, in connection with the settlement of the Copperweld Corporation capital lease obligation.

(f)	Reflects a special cash bonus paid to certain members of senior management related to the issuance of our outstanding notes in 2004.

(g)	Reflects the accrual of estimated costs pursuant to the Tax Matters Agreement.

(h)	Director professional fees represent cash paid to one of our directors rendered in connection with the exploration and development of strategic alternatives.

(4)	Pro forma 2006 cash interest expense reflects cash interest expense on the debt outstanding after giving effect to the Transactions. In determining pro forma cash interest expense, we have assumed certain interest rates on our new indebtedness and assumed LIBOR is 5.36%, the LIBOR rate as of March 20, 2007. For each 0.125% increase or decrease in the assumed rates with respect to the amended and restated senior secured revolving credit facility, annual cash interest expense would increase or decrease by approximately $0.1 million.

(5)	Pro forma total debt for 2006 reflects the debt outstanding after giving effect to the Transactions.

SUMMARY HISTORICAL FINANCIAL DATA OF COPPERFIELD

The following table sets forth summary historical financial data, including statement of operations and balance sheet data, as of the dates and for the periods indicated for Copperfield. The financial data for each of the three years ended December 31, 2004, 2005 and 2006 are derived from Copperfield’s audited financial statements and notes thereto.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Copperfield.”

	Historical
	2004	2005	2006
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$136,749	$202,066	$519,594
Cost of goods sold	114,790	176,356	472,659

Gross profit	21,959	25,710	46,935
Selling, warehousing, general and administrative expenses	14,647	13,933	19,005

Operating income	7,312	11,777	27,930
Interest expense, net	2,245	6,093	12,267

Net income	5,067	5,684	15,663

Balance Sheet Data:
Cash and cash equivalents	$23	$102	$3
Working capital	(1,588)	(1,406)	5,938
Total assets	55,879	106,705	139,421
Total members’ equity (deficiency)	14,693	(14,220)	(2,286)

Other Data:
EBITDA(1)	$11,953	$16,754	$34,821
Capital expenditures(2)	8,106	12,377	8,786
Cash paid for interest	1,591	4,086	9,949
Depreciation and amortization expense of plant, property & equipment and intangibles	4,641	4,977	6,891
Net cash provided by (used in) operating activities	10,653	(4,924)	(5,135)
Net cash used in investing activities	(6,020)	(17,967)	(6,468)
Net cash (used in) provided by financing activities	(4,637)	22,970	11,504

(1)	EBITDA represents net income before interest expense, and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by Copperfield’s management, and Copperfield believes it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Copperfield’s management believes that EBITDA is useful to investors in evaluating Copperfield’s operating performance because it provides a means to evaluate the operating performance of Copperfield’s business on an ongoing basis using criteria that are used by Copperfield’s internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, Copperfield’s management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, Copperfield’s management believes that the inclusion of items such as interest expense and interest income can make it more difficult to identify and assess operating trends affecting Copperfield’s business and industry. Copperfield also uses EBITDA in determining management compensation. Furthermore, Copperfield’s management believes that EBITDA is a performance measure that provides investors and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in

Copperfield’s industry. Finally, EBITDA also is a liquidity measurement that is used in calculating financial covenants in our various debt instruments.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. Copperfield borrows money in order to finance its operations; therefore, interest expense is a necessary element of Copperfield’s costs and ability to generate revenue. Similarly, Copperfield’s use of capital assets makes depreciation and amortization expense a necessary element of Copperfield’s costs and ability to generate income.

Due to these limitations, Copperfield does not, and you should not, use EBITDA as the only measure of Copperfield’s performance and liquidity.

Copperfield also uses, and recommend that you consider, net income in accordance with GAAP as a measure of its performance or cash flows from operating activities in accordance with GAAP as a measure of Copperfield’s liquidity.

The following is a reconciliation of net income, as determined in accordance with GAAP, to EBITDA.

	2004	2005	2006
	(Dollars in thousands)

Reconciliation of net income to EBITDA:
Net income	$5,067	$5,684	$15,663
Interest expense	2,245	6,093	12,267
Depreciation and amortization expense of plant, property & equipment and intangibles	4,641	4,977	6,891

EBITDA	$11,953	$16,754	$34,821

The following is a reconciliation of cash flow provided by (used in) operating activities, as determined in accordance with GAAP, to EBITDA.

	2004	2005	2006
	(Dollars in thousands)

Net cash flow provided by (used in) operating activities	$10,653	$(4,924)	$(5,135)
Interest expense, net	2,245	6,093	12,267
Accretion of debt discount	(103)	(257)	—
Provision for doubtful accounts	(14)	(119)	(1,088)
Gain (loss) on sale of fixed assets	(578)	(3)	—
Changes in operating assets and liabilities	329	17,339	31,113
Non-cash interest expense	(579)	(1,375)	(2,336)

EBITDA	$11,953	$16,754	$34,821

(2)	The following table sets forth, for the periods indicated, the derivation of capital expenditures.

	2004	2005	2006
	(Dollars in thousands)

Purchase of property and equipment	$7,734	$2,242	$6,468
Equipment acquired through capital leases	875	5,566	2,248
Purchase of property and equipment in accounts payable — end of the year	982	172	242
Property and equipment acquired in acquisitions	—	5,379	—
Purchase of property and equipment in accounts payable — beginning of the year	(1,485)	(982)	(172)

Total capital expenditures	$8,106	$12,377	$8,786

RISK FACTORS

Risks Related to our Business

Disruptions in the supply of copper and other raw materials used in our products could cause us to be unable to meet customer demand, which could result in the loss of customers and net sales.

Copper is the primary raw material that we use to manufacture our products. Other significant raw materials that we use are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years for our raw material needs that do not require us to purchase a minimum amount of these raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials. If we lose one or more key suppliers and are unable to locate an alternative supply, we may not be able to meet customer demand, which could result in the loss of customers and net sales.

Fluctuations in the price of copper and other raw materials, as well as fuel and energy, and increases in freight costs could increase our cost of goods sold and affect our profitability.

The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility; this volatility has affected our profitability and we expect that it will continue to do so in the future. For example, from 2004 to 2006, the average selling price of copper cathode on the COMEX increased from $1.29 per pound in 2004 to $3.10 per pound in 2006, an increase of 140.3%. During that same period, our revenues and operating income grew from $285.8 million and $19.2 million, respectively, in 2004 to $423.4 million and $48.6 million, respectively, in 2006. These increases in our revenues and operating income were due, in part, to our ability to pass increased copper prices on to our customers. Our agreements with our suppliers generally require us to pay market price for raw materials at the time of purchase. As a result, volatility in these prices, particularly copper prices, can result in significant fluctuations in our cost of goods sold. If the cost of raw materials increases and we are unable to increase the prices of our products, or offset those cost increases with cost savings in other parts of our business, our profitability would be reduced. We generally do not engage in activities to hedge the price of our raw materials. As a result, increases in the price of copper and other raw materials may affect our profitability if we cannot effectively pass these price increases on to our customers.

In addition, we pay the freight costs on certain customer orders. In the event that freight costs increase substantially, due to fuel surcharges or otherwise, our profitability would decline.

The markets for our products are highly competitive, and our inability to compete with other manufacturers in the wire and cable industry could harm our net sales and profitability.

The markets for wire and cable products are highly competitive. We compete with at least one major competitor in each of our business lines. Many of our products are made to industry specifications and may be considered fungible with our competitors’ products. Accordingly, we are subject to competition in many of our markets primarily on the basis of price. We must also be competitive in terms of quality, availability, payment terms and customer service. We are facing increased competition from products manufactured in foreign countries that in many cases are comparable in terms of quality but are offered at lower prices. For example, in 2003, we experienced a decline in net sales due principally to the loss of several customers who opted for foreign sourcing, where labor costs are lower. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability. Some of our competitors have greater resources, financial and otherwise, than we do and may be better positioned to invest in manufacturing and supply chain efficiencies and product development. We may not be able to compete successfully with our existing competitors or with new competitors.

Our net sales, net income and growth depend largely on the economic strength of the markets that we serve, and if these markets become weaker, we could suffer decreased sales and net income.

Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, new construction and building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures. A general weakening in any or all of these economic conditions could adversely affect both: (i) the aggregate results of our reportable business segments — electrical/wire and cable distributors, specialty distributors and OEMs and consumer outlets; and (ii) our sales into the multiple channels within these business segments, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air RVs, copper fabrication, retail and automotive. In the early 2000s, many companies significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures slowed considerably as a result of a weakening of the U.S. and foreign economies. As a result, our net sales and financial results declined significantly in those years.

We are dependent upon a number of key customers. If they were to cease purchasing our products, our net sales and profitability would likely decline.

We are dependent upon a number of key customers, although none of our customers accounted for more than 6.0% of our net sales for the year ended December 31, 2006. For Copperfield, no single customer accounted for more than 13.2% of Copperfield’s net sales for the year ended December 31, 2006, although two of its automotive customers combined for approximately 20% of Copperfield’s net sales for the year ended December 31, 2006. On a pro forma basis, no single customer of the Combined Company will account for more than 7.2% of net sales. Our customers can cease buying our products at any time and can also sell products that compete with our products. The loss of one or more key customers, or a significant decrease in the volume of products they purchase from us, could result in a drop in our net sales and a decline in our profitability. In addition, a disruption or a downturn in the business of one or more key customers could reduce our sales and could reduce our liquidity if we were unable to collect amounts they owe us.

We face pricing pressure in each of our markets, and our inability to continue to achieve operating efficiency and productivity improvements in response to pricing pressure may result in lower margins.

We face pricing pressure in each of our markets as a result of significant competition and industry over-capacity, and price levels for many of our products (after excluding price adjustments related to the increased cost of copper) have declined over the past few years. We expect pricing pressure to continue for the foreseeable future. A component of our business strategy is to continue to achieve operating efficiencies and productivity improvements with a focus on lowering purchasing, manufacturing and distribution costs. We may not be successful in lowering our costs. In the event we are unable to lower these costs in response to pricing pressure, we may experience lower margins and decreased profitability.

Growth through acquisitions is a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions in order to grow our business.

Growth through acquisitions has been, and we expect it to continue to be, a significant part of our strategy. We continually evaluate possible acquisition candidates. We may not be successful in identifying, financing and closing acquisitions on favorable terms. Potential acquisitions may require us to obtain additional financing or issue additional equity securities or securities convertible into equity securities, and any such financing and issuance of equity may not be available on terms acceptable to us or at all. If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing shareholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. Further, we may not be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.

If we are unable to retain senior management and key employees, we may experience operating inefficiencies and increased costs, resulting in diminished profitability.

Our success has been largely dependent on the skills, experience and efforts of our senior management and key employees. The loss of any of our senior management or other key employees could result in operation inefficiencies and increased costs. We may be unable to find qualified replacements for these individuals if their services were no longer available, and, if we do identify replacements, the integration of those replacements may be disruptive to our business.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive and reduce our net sales.

Technological developments could cause our net sales to decline. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or a significant increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and could have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may reduce the demand for our products by reducing the need for premises wiring. Wireless communications depend heavily on a fiber optic backbone and do not depend as much on copper-based systems. An increase in the acceptance and use of voice and wireless technology, or introduction of new wireless or fiber-optic based technologies, may have a material adverse effect on the marketability of our products and our profitability. If wireless technology were to significantly erode the markets for copper-based systems, our sales of copper premise cables could face downward pressure.

If our goodwill or other intangible assets become impaired, we may be required to recognize charges that would reduce our income.

Under accounting principles generally accepted in the U.S., goodwill and certain other intangible assets are not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances if events indicate that the asset values are not recoverable. Such reviews could result in an earnings charge for the impairment of goodwill, which would reduce our income without any change to our underlying cash flow. We will continue to monitor financial performance indicators across our various operating segments, particularly in our recreation/transportation, retail and automotive operating segments, which had combined goodwill balances of $4.3 million at December 31, 2006.

We may have difficulty integrating the operations of Copperfield. Should we fail to integrate their operations, our results of operations and profitability could be negatively impacted.

We might not be successful in integrating the operations of Copperfield with Coleman Cable, and we might not perform as we expect. Some of the integration challenges we face include differences in corporate culture and management styles, additional or conflicting governmental regulations, disparate company policies and practices, customer relationship issues and retention of key officers and personnel. In addition, management may be required to devote a considerable amount of time to the integration process, which could decrease the amount of time they have to manage Coleman Cable. We cannot make assurances that we will successfully or cost-effectively integrate operations. The failure to do so could have a negative effect on results of operations or profitability. The process of integrating operations could cause some interruption of, or the loss of momentum in, the activities of one or more of our businesses.

We have incurred restructuring charges in the past and may incur additional restructuring charges in the future.

Over the last five years, we have incurred approximately $3.5 million in charges related to restructuring our production facilities, $1.3 million of additional costs associated with the closing of our Miami Lakes, Florida facility in 2006, and $0.1 million associated with the closing of our Siler City, North Carolina facility in 2006. We estimate the total cost to close the Siler City facility will be $0.8 million. Under our current growth plan, we intend to continue to realign plant production, which may result in additional and potentially significant restructuring charges.

Some of our employees belong to a labor union and certain actions by such employees, such as strikes or work stoppages, could disrupt our operations or cause us to incur costs.

As of December 31, 2006, we employed 845 persons, approximately 32% of whom are covered by a collective bargaining agreement, which expires on December 22, 2009. If unionized employees were to engage in a concerted strike or other work stoppage, if other employees were to become unionized, or if we are unable to negotiate a new collective bargaining agreement when the current one expires, we could experience a disruption of operations, higher labor costs or both. A strike or other disruption of operations or work stoppage could reduce our ability to manufacture quality products for our customers in a timely manner.

We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

Our business is expected to have continuing capital expenditure needs. If our operations do not generate sufficient funds to meet our capital expenditure needs for the foreseeable future, we may not be able to gain access to additional capital, if needed, particularly in view of competitive factors and industry conditions. In addition, recent increases in the cost of copper have increased our working capital requirements. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our liquidity may be diminished and we may be unable to effectively operate our business.

We are subject to current environmental and other laws and regulations.

We are subject to the environmental laws and regulations of each jurisdiction where we do business. We are currently, and may in the future be, held responsible for remedial investigations and clean-up costs of certain sites damaged by the discharge of hazardous substances, including sites that have never been owned or operated by us but at which we have been identified as a potentially responsible party under federal and state environmental laws. As a result of our 2000 merger with Riblet Products Corporation, we may be subject to potential liability under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. We have established reserves for such potential liability and believe those reserves to be adequate; however, there is no guarantee that such reserves will be adequate or that additional liabilities will not arise. See “Business Description for Coleman — Legal Proceedings.” Changes in environmental and other laws and regulations in both domestic and foreign jurisdictions could adversely affect our operations due to increased costs of compliance and potential liability for noncompliance.

Disruption in the importation of our raw materials and products and the risks associated with international operations could cause our operating results to decline.

We source certain raw materials and products from outside the U.S. Foreign material purchases expose us to a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, exchange rate fluctuations, difficulties in obtaining import licenses, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Although we currently manufacture the vast majority of our products in the U.S., to the extent we decide to establish foreign manufacturing facilities, our foreign manufacturing sales would be subject to similar risks. Further, imports of raw materials and products are subject to unanticipated transportation delays that affect international commerce.

Complying with Section 404 of the Sarbanes-Oxley Act of 2002 may strain our resources and divert management.

We will be required under Section 404 of the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the design and operating effectiveness of our internal controls over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2007. Since this is the first time that we have had to furnish such a report, we expect to incur material costs and to spend significant management time to comply with Section 404. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge, and we may not be able to do so in a timely fashion.

We have risks associated with inventory.

Our business requires us to maintain substantial levels of inventory. We must identify the right mix and quantity of products to keep in our inventory to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if our inventory levels are too high, we are at risk that an unexpected change in circumstances, such as a shift in market demand, drop in prices, or default or loss of a customer, could have a material adverse impact on the net realizable value of our inventory.

Changes in industry standards and regulatory requirements may adversely affect our business.

As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories. In addition, many of our products are subject to the requirements of federal, state, local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event that we are unable to meet any such standards when adopted, our business could be adversely affected.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006 on an actual basis and on a pro forma basis to give effect to the acquisition of Copperfield, the note offering and our entry into the amended and restated senior secured credit facility.

You should read this table together with “Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Consolidated Financial Data for Coleman,” “Selected Consolidated Financial Data for Copperfield,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Coleman” and “Management’s Discussion and Analysis of Results of Operations for Copperfield.”

The financial data in the table below is represented as of December 31, 2006, with the exception of cash and cash equivalents, which are as of January 31, 2007.

	Actual	Pro Forma
	(Dollars in millions)

Cash and cash equivalents	$22.9	$0.0
Amended and Restated Senior Secured Revolving Credit Facility	—	97.1
Existing 9.875% Senior Notes and add-on Senior Notes	120.0	220.0
Other Debt	2.5	2.5

Total Debt	122.5	319.6
Shareholders’ Equity	77.8	77.0

Total Capitalization	$200.3	$396.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
(Amounts in thousands, except earnings per share)

On March 11, 2007, Coleman entered into a definitive agreement to acquire all of the equity interests of Copperfield for total consideration of approximately $213,000 subject to a working capital adjustment.

The following unaudited pro forma condensed combined financial data is derived from and should be read in conjunction with historical financial data and related notes of Coleman and Copperfield, which are included herein.

The unaudited pro forma condensed combined balance sheet as of December 31, 2006 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2006 are presented herein. The unaudited pro forma condensed combined balance sheet gives effect to the acquisition and the consummation of the note offering and the Company’s amended and restated senior secured revolving credit facility (collectively, the “Pro Forma Events”) as if they occurred on December 31, 2006 and combines the historical balance sheets of Coleman and Copperfield as of December 31, 2006. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2006 gives effect to the Pro Forma Events as if they occurred on January 1, 2006 and combines the historical consolidated statement of income of Coleman for the year ended December 31, 2006 with the historical statement of income of Copperfield for the year ended December 31, 2006.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the acquisition been completed on the dates indicated or what such financial position or results would be for future periods.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting. Accordingly, we have adjusted the historical consolidated financial data to give effect to the consideration issued in connection with the acquisition. We have not yet completed the acquisition and therefore are unable to systematically develop preliminary valuation estimates to allocate purchase price among various balance sheet accounts. In the unaudited pro forma condensed combined balance sheet, Coleman’s cost to acquire Copperfield has been allocated to the assets acquired and the liabilities assumed based solely upon Copperfield’s net book value of those assets and liabilities. Any excess of the fair value of the consideration issued over the fair value of the assets acquired and liabilities assumed is reflected as excess of purchases price over net book value in the accompanying balance sheet. No allocations have been made at this time to identifiable intangible assets such as customer relationships, patents or trade names and no adjustments have been made to tangible assets such as inventory and property, plant and equipment. Definitive allocations will be finalized in the future based on certain valuations and other studies that will be performed by Coleman, in some cases with the assistance of outside valuation specialists, after the closing of the acquisition. Accordingly, the purchase price allocation adjustments reflected in the unaudited pro forma condensed combined financial data are based on unverified assumptions, have been made solely for the purpose of preparing these statements so that investors may have preliminary indications of pro forma items other than pro forma net income and are subject to substantial revision based on a final determination of fair value after closing of the acquisition. Such revisions are expected to have a material effect on the accompanying unaudited pro forma condensed financial data. As a result, investors are cautioned not to place undue reliance on the unaudited pro forma condensed financial data as the basis for an investment decision.

In particular, the allocations to be made in the future will significantly reduce the excess of purchase price over net book value allocation reflected in these pro forma financial statements and therefore will materially reduce pro forma net income and pro forma earnings per share. Accordingly, investors are directed not to rely on pro forma net income or pro forma earnings per share.

The unaudited pro forma condensed combined statement of income also does not include the impacts of any revenue, cost or other operational synergies that may result from the acquisition or any related restructuring costs. Cost savings, if achieved, could result from material sourcing and elimination of redundant costs, including headcount and facilities. Such amounts may be comprised of restructuring and other exit costs and non-recurring costs related to the integration of Coleman and Copperfield. To the extent the exit costs relate to Copperfield and meet certain criteria, they will be recognized in the opening balance sheet in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Based on Coleman’s review of Copperfield’s summary of significant accounting policies disclosed in Copperfield’s historical financial data, the nature and amount of any adjustments to the historical financial data of Copperfield to conform their accounting policies to those of Coleman are not expected to be significant. Upon consummation of the acquisition, further review of Copperfield’s accounting policies and financial statements may result in revisions to Copperfield’s policies and classifications to conform them to Coleman’s accounting policies.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2006
(Dollars in thousands)

	Historical		Pro Forma
	Coleman	Copperfield	Adjustments		Coleman

ASSETS
Current Assets:
Cash and cash equivalents	$14,734	$3	$(14,684	)(1)	$53
Receivables, less allowance for doubtful accounts	62,318	56,222	—		118,540
Inventories, net	66,765	43,787	—		110,552
Deferred income taxes	2,136	—	—		2,136
Prepaid expenses and other current assets	2,739	164	—		2,903

Total current assets	148,692	100,176	(14,684)		234,184

Property, plant and equipment, net	21,822	30,418	—		52,240
Goodwill and intellectual property, net	60,638	7,902	(7,902	)(2,3)	60,638
Excess of purchase price over net book value	—	—	111,942		111,942
Deferred debt issuance costs, net and other	4,593	925	5,379	(4)	10,897

Total assets	$235,745	$139,421	$94,735		$469,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$936	$64,598	$(64,598	)(5)	$936
Accounts payable	13,091	26,024	—		39,115
Accrued liabilities	19,582	3,616	—		23,198

Total current liabilities	33,609	94,238	(64,598)		63,249
Long-term debt	121,571	47,469	157,847	(5,6)	326,887
Deferred income taxes	2,724	—	—		2,724

Total liabilities	157,904	141,707	93,249		392,860

Shareholders’ Equity:
Common stock, $0.001 par value	17	—	—		17
Additional paid-in capital	80,421	4,455	(4,455	)(5)	80,421
Accumulated earnings (deficit)	(2,597)	(6,741)	5,941	(5)	(3,397)

Total shareholders’ equity	77,841	(2,286)	1,486		77,041

Total liabilities and shareholders’ equity	$235,745	$139,421	$94,735		$469,901

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2006
(Dollars in thousands except for per share data)

	Historical		Pro Forma
	Coleman	Copperfield	Adjustments		Coleman

Net sales	$423,358	$519,594	$—		$942,952
Costs of goods sold	341,642	472,659	9,219	(7)	823,520

Gross profit	81,716	46,935	—		119,432
Selling, general and administrative	31,760	19,005	(9,219	)(7)	50,765
Restructuring charges, net	1,396	—	—		1,396

Operating income	48,560	27,930	—		76,490
Interest expense, net	15,933	12,267	3,576	(8)	31,776
Other expense, net	497	—	—		497

Income (loss) before income taxes	32,130	15,663	(3,576)		44,217
Income tax expense	2,771	—	14,717	(9)	17,488

Net income	$29,359	$15,663	$(18,293)		$26,729

Earnings per common share data:
Net income per share
Basic	$2.15				$1.96
Diluted	2.15				$1.96
Weighted average common shares
Basic	13,637				13,637
Diluted	13,637				13,637
Pro Forma data:
Income before income taxes	32,130	—	—		44,217
Pro forma income tax expense	12,400	—	—		17,488

Pro forma net income	$19,730	—	—		$26,729

Pro Forma net income per share
Basic	$1.45
Diluted	1.45

EBITDA:
Net income	$29,359	$15,663	$(18,293)		$26,729
Interest expense, net	15,933	12,267	3,576		31,776
Income tax expense	2,771	—	14,717		17,488
Depreciation and amortization	5,434	6,891	—		12,325

EBITDA	$53,497	$34,821	$—	(10)	$88,318

See notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Purchase Price

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary, as the cost of the proposed acquisition remains subject to a working capital adjustment and necessary estimates to complete the purchase price allocation. The following is a preliminary estimate of the purchase price for the acquisition:

Amount
Cash	$213,000
Estimated fees and expenses	7,000

Total estimated preliminary purchase price	$220,000

Under the purchase method of accounting, the total purchase price as shown in the table above will be allocated to net tangible and intangible assets of Copperfield based on their estimated fair values as of the date of the acquisition. We have not yet completed the acquisition and therefore have not developed preliminary valuation estimates that would allocate purchase price in any meaningful method. Therefore, we have assigned the remaining amount in excess of net tangible assets to excess of purchase price over net book value. We would fully anticipate, that upon completion of the acquisition and of certain valuations, we would allocate some portion of the amount assigned to excess of purchase price over net book value, which is expected to be material, to:

•	Increase the fair value of inventory;

•	Increase the fair value of property, plant and equipment;

•	Adjust the fair value of other tangible assets;

•	Allocate a portion of the purchase price to certain indefinite-lived intangible assets;

•	Allocate a portion of the purchase price to certain definite-lived intangible assets such as customer relationships, trade names, supplier relationships, favorable/unfavorable leases; and

•	Record deferred tax liabilities required under Standards of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, for the difference between the revised book basis, i.e., fair value, of the assets acquired other than goodwill, and liabilities assumed and the carryover tax basis of those assets and liabilities.

The preliminary allocation of the estimated purchase price to the fair value of Copperfield’s assets acquired and liabilities assumed in the Pro Forma Events is as follows:

Cash and cash equivalents	$3
Receivables, less allowance for doubtful accounts	56,222
Inventories, net	43,787
Deferred income taxes	—
Prepaid expenses and other current assets	164
Property, plant and equipment, net	30,418
Other assets	104

Net tangible assets at book value	130,698
Accounts payable	(26,024)
Accrued liabilities	(3,616)

Net assets acquired	101,058

Excess of purchase price over net book value	111,942

Estimated fees and expenses	7,000

Preliminary estimate of total purchase price	$220,000

Definitive allocations will be finalized based on certain valuations and other studies that will be performed by Coleman, in some cases with assistance of outside valuation specialists, after the consummation of the acquisition. Accordingly, the purchase price allocation adjustments, which specifically exclude any adjustments to related cost of goods sold and depreciation and amortization associated with any increase in the fair value of inventory, fixed assets or definite-lived intangible assets, have been made solely for the purpose of preparing these statements and will be revised based on the final determination of the fair value after closing the acquisition. Such revisions are expected to have a material effect on the accompanying unaudited pro forma condensed combined financial statements. In particular, future adjustments are expected to materially reduce pro forma net income. As a result, investors are urged not to rely on pro forma net income in making investment decisions.

Excess of Purchase Price over Net Book Value

$111,942 has been allocated to excess of purchase price over net book value is the accompanying balance sheet. No allocations have been made at this time to identifiable intangible assets such as customer relationships, patents or trade names and no adjustments have been made to tangible assets such as inventory and property, plant and equipment. Definitive allocations will be finalized in the future based on valuation studies that will be performed by Coleman, in some cases with the assistance of outside valuation specialists, after the closing of the acquisition. Accordingly, the purchase price allocation adjustments reflected in the unaudited pro forma condensed combined financial data are based on unverified assumptions, have been made solely for the purposes of preparing these statements so that purchasers of the notes may have preliminary indications of pro forma items other than pro forma net income, and are subject to substantial revision based on a final determination of fair value after closing of the acquisition. Such revisions are expected to have a material effect on the accompanying unaudited pro forma condensed financial data.

Pro Forma Data Regarding Termination of S Corporation Status

Coleman terminated its S corporation status and became a C corporation effective October 10, 2006. The unaudited pro forma data included in the Coleman Historical Consolidated Statements of Operations gives retroactive presentation as if Coleman had been a C corporation for the entire year ended December 31, 2006. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Company had been a C corporation the entire year ended December 31, 2006, or that may result in the future.

Pro Forma Adjustments

Pro forma adjustments give effect to the acquisition under the purchase method of accounting, the use of available excess cash, the issuance of add-on notes and the initial borrowings under an amended and restated senior secured credit facility, the payment of fees and expenses and the recording of assets acquired and certain liabilities assumed.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet are described below.

1.	Reflects the utilization of $14,684 in available excess cash applied towards the purchase price.

2.	Reflects the elimination of Copperfield’s goodwill.

3.	Reflects the recognition of excess of purchase price over net book value of $111,942 resulting from the preliminary allocation, as outlined above, of the total estimated preliminary purchase price.

4.	Reflects the elimination of the unamortized balance of debt issuance cost of $800 and $821 recorded at Coleman and Copperfield, respectively. This adjustment also reflects the addition of the new debt issuance cost of $7,000, resulting in a net pro forma adjustment of $5,379.

5.	Reflects the elimination of certain indebtedness and equity accounts retired at closing and the write-off of debt issuance costs of $800 related to Coleman.

6.	Reflects the issuance of add-on notes of $100,000 and initial borrowings under an amended and restated senior secured credit facility of $105,316 and the elimination of $47,469 of Copperfield long term debt.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income are described below.

7.	Reflects the reclassification by Copperfield of warehousing from Selling, warehousing general and administrative to Cost of goods sold in order to conform Coleman’s treatment of these expenses.

8.	Reflects the elimination of interest, and debt issuance amortization expense of $14,830 and $12,267 recorded at Coleman and Copperfield, respectively. This adjustment also reflects the addition of $30,673 in interest expense associated with the add-on notes and borrowings under our amended and restated senior secured credit facility, resulting in a net pro forma adjustment of $3,576.

9.	Reflects a net adjustment of $14,717 in income tax expense. This adjustment reflects the statutory rates applied to adjust for Coleman’s S corporation status prior to October 10, 2006 and Copperfield’s full year status as an LLC. The income tax rate used was 39.6%, after giving effect to state income taxes.

The pro forma adjustments included in the unaudited pro forma condensed combined EBITDA are described below.

10.	Reflects the adjustments identified in items 6 and 7 above, resulting in a net pro forma adjustment in EBITDA of $0.

SELECTED CONSOLIDATED FINANCIAL DATA FOR COLEMAN

The following table sets forth selected historical consolidated financial information for the periods presented. The financial data as of and for each of the five years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements and notes thereto.

Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated a private placement of 8,400,000 shares of our common stock (the “2006 Private Placement”), we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. The unaudited pro forma statement of operations data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. In addition, the selected historical consolidated financial information and the pro forma statement of operations data reflect the 312.6079 for 1 stock split that we effected on October 10, 2006.

Our consolidated financial statements have been prepared in accordance with GAAP. Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Coleman.”

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$243,492	$233,555	$285,792	$346,181	$423,358
Cost of goods sold	203,416	198,457	240,260	292,755	341,642

Gross profit	40,076	35,098	45,532	53,426	81,716
Selling, engineering, general and administrative expenses	21,239	18,262	26,475	25,654	31,760
Restructuring charges(1)	2,100	249	(190)	—	1,396

Operating income	16,737	16,587	19,247	27,772	48,560
Interest expense, net	11,563	10,087	11,252	15,606	15,933
Loss on early extinguishment of debt	—	—	13,923	—	—
Other income, (loss), net(2)	(16)	(110)	(13)	(1,267)	497

Income (loss) before income taxes	5,190	6,610	(5,915)	13,433	32,130
Income tax expense(3)	1,420	1,558	3,092	2,298	2,771

Net income (loss)	$3,770	$5,052	$(9,007)	$11,135	$29,359

Per Common Share Data(4):
Net income (loss) per share
Basic	$0.33	$0.44	$(0.76)	$0.87	$2.15
Diluted	0.27	0.36	(0.76)	0.87	$2.15
Weighted average shares outstanding
Basic	11,482	11,467	11,795	12,749	13,637
Diluted	13,983	13,968	11,795	12,749	13,637
Pro Forma Statement of Operations Data:
Income (loss) before income taxes	$5,190	$6,610	$(5,915)	$13,433	$32,130
Pro forma income tax expense (benefit)	2,020	2,614	(2,362)	5,351	12,400
Pro forma net income (loss)	3,170	3,996	(3,553)	8,082	19,730
Pro Forma Per Common Share Data(4):
Pro forma net income (loss) per share
Basic	$0.28	$0.35	$(0.30)	$0.63	$1.45
Diluted	0.23	0.29	(0.30)	0.63	1.45
Other Financial Data:
EBITDA(5)	$22,670	$22,300	$10,735	$33,883	$53,497
Capital expenditures	2,534	2,345	4,714	6,171	2,702
Cash interest expense	9,935	8,323	6,499	14,813	15,187
Depreciation and amortization expense(6)	5,917	5,603	5,398	4,844	5,434
Net cash provided by (used in) operating activities	13,062	16,770	(10,067)	(10,340)	30,048
Net cash provided by (used in) investing activities	(2,362)	(1,611)	(4,701)	(1,789)	(2,578)
Net cash provided by (used in) financing activities	(10,716)	(15,155)	15,753	11,153	(12,794)
Balance Sheet Data:
Cash and cash equivalents	$45	$49	$1,034	$58	$14,734
Working capital	40,453	35,276	62,756	90,107	115,083
Total assets	164,667	166,991	197,056	221,388	235,745
Total debt(7)	118,920	106,768	159,727	169,300	122,507
Total shareholders’ equity	23,814	27,365	2,200	13,071	77,841

(1)	Restructuring charges include: (i) $2.1 million in 2002 for costs associated with the closure of our El Paso, Texas facility, including the write-off of fixed assets and facility exit costs and severance; (ii) $0.2 million in 2003 for costs associated with the relocation of our cord operations from our Waukegan, Illinois facility to Miami, Florida; (iii) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary; (iv) $1.3 million of costs associated with the closing of the leased manufacturing and distribution facility located in

Miami Lakes, Florida and (v) $0.1 million associated with the closing of the owned facility located in Siler City, North Carolina in 2006.

(2)	Other expense was $0.5 million in December 2006 for costs related to the IRS Audit pursuant to the Tax Matters Agreement. Other income, net was $1.3 million due to the sale of zero coupon bonds in May 2005.

(3)	Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. As a result of the termination of our S corporation status, we expect to record a one-time non-cash credit of approximately $0.3 million to our income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets.

(4)	The financial data reflects the retroactive presentation of the 312.6079 for 1 stock split that was effected on October 11, 2006.

(5)	EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry. Furthermore, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our credit facility and the indenture for our senior notes.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we, effective as of October 10, 2006, in addition to our C corporation subsidiary are subject to state and federal income taxes, any measure that excludes tax expense has material limitations.

Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity.

We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net income (loss)	$3,770	$5,052	$(9,007)	$11,135	$29,359
Interest expense, net	11,563	10,087	11,252	15,606	15,933
Income tax expense	1,420	1,558	3,092	2,298	2,771
Depreciation and amortization expense(5)	5,917	5,603	5,398	4,844	5,434

EBITDA	$22,670	$22,300	$10,735	$33,883	$53,497

The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net cash flow from operating activities	$13,062	$16,770	$(10,067)	$(10,340)	$30,048
Interest expense, net	11,563	10,087	11,252	15,606	15,933
Income tax expense	1,420	1,558	3,092	2,298	2,771
Loss on early extinguishment of debt	—	—	(13,923)	—	—
Deferred income tax assets and liabilities	(846)	338	18	581	(679)
Gain (loss) on sale of fixed assets	(1,467)	60	13	7	(502)
Gain (loss) on sale of investment-net	—	—	—	1,267	11
Stock-based compensation	—	—	(1,648)	—	(1,412)
Changes in operating assets and liabilities	70	(5,238)	22,857	24,354	7,327
Non-cash interest income	338	227	245	110	—
Non-cash interest expense	(1,470)	(1,502)	(1,104)	—	—

EBITDA	$22,670	$22,300	$10,735	$33,883	$53,497

EBITDA includes the effects of restructuring charges, bad debt write off (recovery) related to the bankruptcy of a major customer, a special bonus to certain members of senior management, the loss on early extinguishment of debt, professional services to one of our directors for services rendered in connection with the exploration of development of strategic alternatives, the expenses pursuant to the Tax Matters Agreement and certain other matters. Restructuring charges are described in footnote (1) above. 2003 EBITDA includes a bad debt recovery of $0.1 million, 2004 EBITDA includes a bad debt recovery of $0.3 million, a special senior management bonus of $3.0 million and a loss on early extinguishment of debt of $13.9 million, and 2006 EBITDA includes $0.8 million of cash paid and $0.5 million of stock to one of our directors for professional services and $0.5 million of expenses related to the Tax Matters Agreement. Changes in operating assets and liabilities exclude amortization of debt issuance costs, which is included in interest expense.

(6)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(7)	Net of unamortized discount of $2.4 million as of December 31, 2002 and $2.0 million as of December 31, 2003.

SELECTED FINANCIAL DATA FOR COPPERFIELD

The following table sets forth selected historical financial information for the periods presented. The financial data, including statement of operations and balance sheet data as of and for each of the five years in the period ended December 31, 2006 has been derived from our audited financial statements and notes thereto.

Copperfield has been treated as a limited liability corporation (“LLC”) for federal and, where applicable, state income tax purposes. Accordingly, Copperfield’s members were responsible for federal and substantially all state income tax liabilities arising out of Copperfield’s operations. After the consummation of its acquisition, the earnings of Copperfield will be subject to federal and state income tax.

Copperfield’s financial statements have been prepared in accordance with GAAP. Historical results are not necessarily indicative of the results Copperfield expects in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Copperfield.”

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$45,194	$85,150	$136,749	$202,066	$519,594
Cost of goods sold	33,614	69,403	114,790	176,356	472,659

Gross profit	11,580	15,747	21,959	25,710	46,935
Selling, warehousing, general and administrative expenses	6,520	10,696	14,647	13,933	19,005

Operating income	5,060	5,051	7,312	11,777	27,930
Interest expense, net	1,296	2,984	2,245	6,093	12,267

Net income	$3,764	$2,067	$5,067	$5,684	$15,663

Balance Sheet Data:
Cash and cash equivalents	$31	$27	$23	$102	$3
Working capital	3,615	557	(1,588)	(1,406)	5,938
Total assets	31,693	52,383	55,879	106,705	139,421
Total debt	16,591	27,684	27,673	92,566	112,067
Total members’ equity (deficiency)	11,188	12,705	14,693	(14,220)	(2,286)
Other Data:
EBITDA(1)	$8,353	$9,780	$11,953	$16,754	$34,821
Capital expenditures(2)	2,854	6,538	8,106	12,377	8,786
Cash paid for interest	964	1,417	1,591	4,086	9,949
Depreciation and amortization expense of plant, property & equipment and intangibles	3,275	4,758	4,641	4,977	6,891
Net cash used in (provided by) operating activities	6,199	7,712	10,653	(4,924)	(5,135)
Net cash used in investing activities	(4,437)	(15,085)	(6,020)	(17,967)	(6,468)
Net cash (used in) provided by financing activities	(1,739)	7,370	(4,637)	22,970	11,504

(1)	EBITDA represents net income before interest expense, and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by Copperfield’s management, and Copperfield believes it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Coppefield’s management believes that EBITDA is useful to investors in evaluating Copperfield’s operating performance because it provides a means to evaluate the operating performance of Copperfield’s business on an ongoing basis using criteria that are used by Copperfield’s internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, Copperfield’s management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, Copperfield’s management believes that the inclusion of items such as interest expense and interest income can make it more difficult to identify and assess operating trends affecting Copperfield’s business and industry. Copperfield also uses EBITDA in determining management compensation. Furthermore, Copperfield’s management believes that EBITDA is a performance measure that provides investors, and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in Copperfield’s industry. Finally, EBITDA is a liquidity measurement that is used in calculating financial covenants in Copperfield’s various debt instruments.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. Copperfield borrows money in order to finance Copperfield’s operations; therefore, interest expense is a necessary element of Copperfield’s costs and ability to generate revenue. Similarly, Copperfield’s use of capital assets makes depreciation and amortization expense a necessary element of Copperfield’s costs and ability to generate income.

Due to these limitations, Copperfield do not, and you should not, use EBITDA as the only measure of our performance and liquidity.

Copperfield also uses, and recommends that you consider, net income in accordance with GAAP as a measure of Copperfield’s performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income, as determined in accordance with GAAP, to EBITDA:

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net income	$3,764	$2,067	$5,067	$5,684	$15,663
Interest expense	1,314	2,955	2,245	6,093	12,267
Depreciation and amortization expense of plant, property & equipment and intangibles	3,275	4,758	4,641	4,977	6,891

EBITDA	$8,353	$9,780	$11,953	$16,754	$34,821

The following is a reconciliation of cash flow provided by (used in) operating activities, as determined in accordance with GAAP, to EBITDA.

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net cash flow provided by (used in) operating activities	$6,199	$7,712	$10,653	$(4,924)	$(5,135)
Interest expense	1,314	2,955	2,245	6,093	12,267
Accretion of debt discount	(61)	(103)	(103)	(257)	—
Provision for doubtful accounts	(554)	(102)	(14)	(119)	(1,088)
Gain (loss) on sale of fixed assets	—	(8)	(578)	(3)	—
Changes in operating assets and liabilities	1,683	(239)	329	17,339	31,113
Non-cash interest expense	(228)	(435)	(579)	(1,375)	(2,336)

EBITDA	$8,353	$9,780	$11,953	$16,754	$34,821

(2) The following table sets forth, for the periods indicated, the derivation of capital expenditures.

	2002	2003	2004	2005	2006
	(Dollars in thousands)

Purchase of equipment and leasehold improvements	2,212	2,244	$7,734	$2,242	$6,468
Equipment acquired through capital leases	876	3,351	875	5,566	2,248
Purchase of property and equipment in accounts payable — end of the year	542	1,485	982	172	242
Property and equipment acquired in acquisitions	—	—	—	5,379	—
Purchase of property and equipment in accounts payable — beginning of the year	(776)	(542)	(1,485)	(982)	(172)

Total capital expenditures	2,854	6,538	8,106	12,377	8,786

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR COLEMAN

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data for Coleman.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described herein under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the U.S. We supply a broad line of wire and cable products, which enables us to offer our customers a single source of supply for many of their wire and cable product requirements. We manufacture bare copper wire, some of which we use to produce our products and some of which we sell to other producers. We sell our products to a variety of customers, including a wide range of specialty distributors, retailers and OEMs. We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, HVAC/R, irrigation, industrial/contractor, RV, copper fabrication, retail and automotive. We manufacture our products in six domestic manufacturing facilities and supplement our domestic production with international and domestic sourcing. Virtually all of our products are sold to customers located in the United States and Canada.

Our net sales, to some extent, follow general business cycles. The diversity of our end markets and customer bases, however, tends to protect our financial results from downturns in any particular industry or geographic area. We also have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Net sales are generally higher in the third and fourth quarters due to increased buying in anticipation of, and during, the winter months and holiday season.

The primary component of our cost of goods sold is the cost of raw materials. Because labor costs have historically represented less than 10% of our cost of goods sold, competition from products produced in countries having lower labor rates has not affected our financial results significantly. For the twelve-month period ended December 31, 2006, copper costs, including fabrication, have been estimated by us, based on the average COMEX price, to be approximately 60.9% of our cost of goods sold. We buy copper from domestic and international suppliers, and the price we pay depends largely on the price of copper on international commodities markets.

The price of copper is particularly volatile and can affect our net sales and profitability. The daily selling price of copper cathode on the COMEX averaged $3.10 per pound during the twelve months ended December 31, 2006, up 84.5% from the twelve months ended December 31, 2005. The average copper price on the COMEX was $2.57 and $2.60 for months ended January and February 2007, respectively. We purchase copper at the prevailing market price. We generally attempt to pass along to our customers changes in the prices of copper and other raw materials. Our ability to pass along price increases is greater when copper prices increase quickly and significantly. Gradual price increases may be more difficult to pass on to our customers and may affect our short-term profitability. Conversely, the prices of our products tend to fall more quickly in the event the price of copper drops significantly over a relatively short period of time and more slowly in the event of more gradual decreases in the price of copper. Our specialty distributors and OEMs segment offers a number of products that are particularly sensitive to fluctuations in copper prices. Other factors affecting product pricing include the type of product involved, competitive conditions, including underutilized manufacturing capacity in our industry, and particular customer arrangements.

We had conducted our business as an S corporation under Subchapter S of the Code (and comparable state laws). Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations. For all periods prior to the C corporation conversion, we provided our shareholders with funds for the payment of these income taxes. On October 10, 2006, we terminated our S corporation status, and are treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code and, as a result, are subject to state and federal income taxes.

We declared dividends to our S corporation shareholders in amounts expected to be sufficient to cover estimated taxes associated with our 2006 S corporation taxable earnings. We paid dividends to our shareholders in this regard of approximately $1.8 million on October 10, 2006.

As a result of the termination of our S corporation status, we recorded a one-time non-cash charge of approximately $0.3 million to our income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax liability. The Company entered into a Tax Matters Agreement with its existing shareholders that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to the Company’s conversion to a C corporation, including as a result of the ongoing IRS examination.

The IRS has audited our tax returns for the years 2002, 2003 and 2004, and proposed certain adjustments that are currently being disputed. We have appealed the IRS findings. If our appeal of the IRS findings is unsuccessful, our obligation will be to indemnify our shareholders on record as of the effective date of the Tax Matters Agreement. We accrued estimated costs of $0.5 million in the fourth quarter of 2006 which is included in other loss in the accompanying Consolidated Statement of Operations related to the Tax Matters Agreement, but we cannot guarantee that the actual payments relating to this matter will not exceed this amount.

On October 9, 2006, our board adopted a stock incentive plan that provides for the granting of options to purchase 1,650,000 shares of our common stock. On October 11, 2006, options to purchase 405,000 shares were awarded to G. Gary Yetman (230,000 shares); Richard N. Burger (115,000 shares); Jeffrey D. Johnston (60,000 shares) and, on October 10, 2006, options to purchase 420,000 shares were granted to other employees. One third of the 825,000 options issued to our employees will vest at the end of each of the first three anniversaries of the date of grant. These options will expire ten years after the date of grant and will be exercisable at a price per share equal to $15.00.

We estimate the fair value of the stock options to be granted using the Black-Scholes option-pricing model. We estimated the fair value of the stock options granted using the following assumptions: (i) a risk free interest rate of 4.74%; (ii) an expected dividend yield of 0.00%; (iii) an expected option term of 7.0 years; and (iv) expected volatility of 45.0%. Based on these assumptions, the option value per common share was $8.09 and the total fair value of the options granted was $6.7 million. Assuming 2% annual employee turnover, we estimate that our total expense relating to our stock incentive plan will be $6.4 million. We expensed $0.9 million in the fourth quarter of 2006; we expect to expense $3.5 million in the year ending December 31, 2007; $1.5 million in the year ending December 31, 2008; and $0.5 million in the year ending December 31, 2009. See “New Accounting Pronouncements” in this section.

On September 4, 2006, our board of directors approved a payment to one of our directors of $0.8 million in cash and 37,500 shares of our common stock valued at $0.5 million for additional services rendered in connection with the exploration and development of strategic alternatives and certain other matters. We expensed $1.3 million related to these services in the twelve months ended December 31, 2006.

From time to time, we consider acquisition opportunities that could materially increase the size of our business operations.

Business Segment Information

We have three business segments: (i) electrical/wire and cable distributors; (ii) specialty distributors and OEMs; and (iii) consumer outlets. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is how we manage and evaluate our business. We sell virtually all of our products across each of our three segments, except that our fabricated bare wire products sales are only in our specialty distributors and OEMs segment. For the twelve months ended December 31, 2006, the electrical/wire and cable distributors segment, the specialty distributors and OEMs segment, and the consumer outlets segment represented approximately 35%, 52% and 13% of our net sales on a consolidated basis, respectively. Our consumer outlets segment, which is our smallest in terms of net sales, accounts for an even smaller percentage of our profitability because of increased competition from foreign suppliers and the delays we may encounter in passing along copper price increases to large retailers. To remain competitive, we are purchasing more labor-intensive products from foreign sources for this segment. Our segment information presented below includes a separate line for corporate adjustments, which consist of items not allocated to a particular business segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, management fees and intangible amortization. The period-to-period comparisons set forth in this section include information about our three segments.

Consolidated Results of Operations

The following table sets forth, for the periods indicated, the consolidated statement of operations data in thousands of dollars and as a percentage of net sales.

	2004		2005		2006
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)

Net sales	$285,792	100.0%	$346,181	100.0%	$423,358	100%
Gross profit	45,532	15.9	53,426	15.4	81,716	19.3
Selling, engineering, general and administrative expenses	26,475	9.3	25,654	7.4	31,760	7.5
Restructuring	(190)	(0.1)	—	—	1,396	0.3

Operating income	19,247	6.7	27,772	8.0	48,560	11.5
Interest expense, net	11,252	3.9	15,606	4.5	15,933	3.8
Loss on early extinguishment of debt	13,923	4.9	—	—	—	—
Other (income) loss, net	(13)	(0.0)	(1,267)	(0.4)	497	0.1

Income (loss) before income taxes	(5,915)	(2.1)	13,433	3.9	32,130	7.6
Income tax expense	3,092	1.1	2,298	0.7	2,771	0.7

Net income (loss)	$(9,007)	(3.2)	$11,135	3.2	$29,359	6.9

Capital expenditures	$4,714		$6,171		$2,702
Depreciation	$5,398		$4,844		$5,434

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales — Net sales for the year ended December 31, 2006 were $423.4 million compared to $346.2 million for the year ended December 31, 2005, an increase of $77.2 million, or 22.3%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for 2006 compared to 2005. There was a 10.9% decline in volume in 2006 due to decreased demand from existing customers, somewhat offset by the addition of new customers. Also contributing to the volume decline was a shift in the product mix in our consumer outlets segment from low value-added products, such as extension cords, to high value-added products, such as data, thermostat and coaxial cables and a change in manufacturing process in our automotive channel. Otherwise, product mix in units for these periods was relatively consistent. Volume changes between comparative years are measured in total pounds shipped.

Gross profit — Gross profit margin for the year ended December 31, 2006 was 19.3% compared to 15.4% for the year ended December 31, 2005. The increase in the gross profit margin was due in part to the ability to secure pricing increases sooner than increased copper and other raw material cost increases were reflected in inventory and cost of goods sold. In addition, gross profit increases were due to reduced costs due to manufacturing efficiency improvements made during the prior year. Gross profit improved due to the ability to reduce shipping and other distribution expenses, and to spread fixed costs over a significantly higher revenue base.

Selling, engineering, general and administrative — SEG&A expense for the year ended December 31, 2006 was $31.8 million compared to $25.7 million for the year ended December 31, 2005, an increase of $6.1 million. The increase between the two periods resulted primarily from increased sales commissions due to a higher revenue base, an increase in the accrual of management bonuses due to improved profitability, increased depreciation expense, and an increase in professional fees paid to Shmuel D. Levinson for services rendered in connection with the exploration and development of strategic alternatives and certain other matters.

Restructuring Charges — Restructuring charges for the year ended December 31, 2006 were $1.4 million. These expenses were the result of the planned closures of our Miami Lakes and Siler City facilities. Restructuring charges included $0.1 million of employee severance costs, $0.7 million of lease termination costs, $0.3 million of equipment relocation costs and $0.3 million of other closing costs.

Interest expense, net and loss on early extinguishment of debt — Interest expense, net was $15.9 million for year ended December 31, 2006, compared to $15.6 million of interest expense, net for year ended December 31, 2005, an increase of $0.3 million. The increase in interest expense was due primarily to higher average borrowings under our revolving line of credit resulting primarily from increased inventory costs.

Other (income) loss, net — Other loss, net, for the year ended December 31, 2006 included $0.5 million for estimated costs accrued pursuant to the Tax Matters Agreement compared to $1.3 million of income, for the year ended December 31, 2005 which was due to the sale of zero coupon bonds in May 2005, in connection with the settlement of the Copperweld Corporation capital lease obligation.

Income tax expense — Income tax expense was $2.8 million for the year ended December 31, 2006 compared to $2.3 million for the year ended December 31, 2005. Income tax expense increased primarily because of a change from S corporation status to C corporation status in October 2006, resulting in increased corporation tax expense.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	2005		2006
	Amount	%	Amount	%
	(Dollars in thousands)

Net sales:
Electrical/Wire and Cable Distributors	$114,561	33.0%	$147,411	34.8%
Specialty Distributors and OEMs	171,926	49.8	219,957	52.0
Consumer Outlets	59,694	17.2	55,990	13.2

Total	$346,181	100.0%	$423,358	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$13,643	11.9%	$23,830	16.2%
Specialty Distributors and OEMs	14,693	8.5	28,096	12.8
Consumer Outlets	3,465	5.8	3,421	6.1

Total	31,801		55,347
Corporate	(4,029)		(6,787)

Consolidated operating income	$27,772		$48,560

Electrical/Wire and Cable Distributors

Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2006 were $147.4 million compared to $114.6 million for the year ended December 31, 2005, an increase of $32.8 million, or 28.6%. This increase was due primarily to selling price increases as a result of inflationary increases in raw material costs, as well as the addition of strategic new customers. There was a decrease in volume of 4.0% primarily due to a decline in the residential construction market and energy related business in 2005 that did not repeat in 2006.

Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2006 was $23.8 million compared to $13.6 million for the year ended December 31, 2005, an increase of $10.2 million, or 75.0%. This increase was attributed to our ability to secure price increases to offset increases in raw material costs, reduce shipping and other distribution expenses, and the ability to spread fixed costs across a larger revenue base.

Specialty Distributors and OEMs

Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2006 were $220.0 million compared to $171.9 million for the year ended December 31, 2005, an increase of $48.1 million, or 28.0%. The increase was due to selling price increases associated with increases in raw material costs and increased security/home automation channel sales as a result of market share gains. These increases offset decreases in the other channels in this segment due to market conditions. There was an overall decline in volume of 9.4% due to market conditions, offset by increases in the security/home automation, irrigation and copper fabrication channels due to market share gains.

Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2006 was $28.1 million compared to $14.7 million for the year ended December 31, 2005, an increase of $13.4 million, or 91.2%. This increase was due primarily to volume and pricing initiatives, improved manufacturing efficiencies, reduced shipping and other distribution expenses, and the spreading of fixed costs over a larger revenue base.

Consumer Outlets

Net sales for our consumer outlets segment for the year ended December 31, 2006 were $56.0 million compared to $59.7 million for the year ended December 31, 2005, a decrease of $3.7 million, or 6.2%. This decrease was due to a volume decline of 25.5%, which was partially offset by price increases. The volume decline was due primarily to a decrease in orders from consumer outlet customers who had higher than expected inventory as a result of soft 2005 year-end retail sales. In addition, the prior year included an initial stocking order for a major account that was not repeated in 2006 and the completion of a sales program at a specific account. Also contributing to the volume decline was a shift in product mix from higher weight products, such as extension cords, to lower weight products, such as data, thermostat and coaxial cables, and a change in manufacturing process affecting our automotive products.

Operating income for our consumer outlets segment for the year ended December 31, 2006 was $3.4 million compared to $3.5 million for the year ended December 31, 2005, a decrease of $0.1 million or 2.9%. This decline was due to the combination of sales decreases and additional operating expenses in our overall operating segment. These were partially off-set by gains on the sale of commodity contracts, reduced shipping and other distribution expenses, cost savings realized from our Miami facility closure, and manufacturing process improvements affecting our automotive products.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales — Net sales for the year ended December 31, 2005 were $346.2 million compared to $285.8 million for the year ended December 31, 2004, an increase of $60.4 million, or 21.1%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for 2005 compared to 2004. There was a 6.8% growth in volume in 2005 due to increased demand from existing customers, as well as the addition of new customers. Product mix for each of the years ended December 31, 2004 and 2005 was relatively consistent, with the exception of our consumer outlets segment in which there was an increase in sales of products not traditionally sold through the retail channel due to a new customer and a change in manufacturing process in our automotive channel. Volume changes between comparative years are measured in total pounds shipped.

Gross profit — Gross profit margin for the year ended December 31, 2005 was 15.4% compared to 15.9% for the year ended December 31, 2004. The decrease in the gross profit margin for the year ended December 31, 2005 was due principally to the significant increase in the cost of raw materials, primarily copper, that was not fully passed along to existing customers, and inefficiencies of $2.2 million related to the manufacturing consolidation of certain product lines in two of our facilities in the first nine months of 2005. These negative factors were offset in part by the addition of new customers and some pricing increases.

Selling, engineering, general and administrative — SEG&A expense for the year ended December 31, 2005 was $25.7 million compared to $26.5 million for the year ended December 31, 2004, a decrease of $0.8 million. The decrease in 2005 was due primarily to the payment of special bonuses in 2004 in connection with the issuance of our senior notes. This was partially offset by increased selling commissions related to increased sales volume, and increases in payments for professional and management services due to our new reporting structure associated with the issuance of our senior notes.

Interest expense, net and loss on early extinguishment of debt — Interest expense, net was $15.6 million for year ended December 31, 2005, compared to $11.3 million of interest expense, net and $13.9 million of loss on early extinguishment of debt for year ended December 31, 2004, a decrease of $9.6 million. The decrease in 2005 was due primarily to the payment of make-whole premiums and other costs in connection with our September 2004 debt refinancing partially offset by an increase in interest for payment obligations on our senior notes and an increase in amortization expense related to the September 2004 debt refinancing.

Other income, net — Other income, net, for the year ended December 31, 2005 was $1.3 million due to the sale of zero coupon bonds in May 2005, in connection with the settlement of the Copperweld Corporation capital lease obligation.

Income tax expense — Income tax expense was $2.3 million for the year ended December 31, 2005 compared to $3.1 million for the year ended December 31, 2004. Income tax expense decreased primarily because of a decline in the taxable income of our wholly owned C corporation subsidiary, which decline was a result of lower shared services income and elimination of the intercompany factoring of the accounts receivable.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	2004		2005
	Amount	%	Amount	%
	(Dollars in thousands)

Net sales:
Electrical/Wire and Cable Distributors	$95,810	33.5%	$114,561	33.0%
Specialty Distributors and OEMs	133,457	46.7	171,926	49.8
Consumer Outlets	56,525	19.8	59,694	17.2

Total	$285,792	100.0%	$346,181	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$9,010	9.4%	$13,643	11.9%
Specialty Distributors and OEMs	13,112	9.8	14,693	8.5
Consumer Outlets	3,399	6.0	3,465	5.8

Total	25,521		31,801
Corporate	(6,274)		(4,029)

Consolidated operating income	$19,247		$27,772

Electrical/Wire and Cable Distributors

Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2005 were $114.6 million compared to $95.8 million for the year ended December 31, 2004, an increase of $18.8 million, or 19.6%. This increase was due primarily to selling price increases as a result of increases in the cost of raw materials combined with slight market share gains. There was an increase in volume of 8.2% in 2005 due to growth in the industrial and residential construction markets combined with market share gains.

Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2005 was $13.6 million compared to $9.0 million for the year ended December 31, 2004, an increase of $4.6 million, or 51.1%. This increase was attributable to price and volume increases, which spread fixed costs across a larger revenue base, and a reduction in operating expenses attributable to the consolidation of distribution centers and decreased selling costs.

Specialty Distributors and OEMs

Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2005 were $171.9 million compared to $133.5 million for the year ended December 31, 2004, an increase of $38.4 million, or 28.8%. The increase was due to selling price increases associated with cost increases in raw material prices and increased security/home automation channel sales as a result of the addition of new customers. Additionally, 2005 included the revenue from the additions of OEM/government and industrial maintenance, repair and operating (“MRO”) customers. These increases were partially offset by a decrease in the irrigation channel that resulted from market conditions. There was 12.7% volume growth in 2005 due to the growth in the security/home automation and OEM markets combined with market share gains.

Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2005 was $14.7 million compared to $13.1 million for the year ended December 31, 2004, an increase of $1.6 million, or 12.2%. The increase was due primarily to higher sales volume at higher prices attributable to increased business in the industrial, OEM, recreation and transportation, and security/home automation channels and the ability to pass along raw material cost increases to a majority of our customers, which spread fixed costs across a larger revenue base. This was offset by losses due to inefficiencies in some our manufacturing operations due to plant realignments.

Consumer Outlets

Net sales for our consumer outlets segment for the year ended December 31, 2005 were $59.7 million compared to $56.5 million for the year ended December 31, 2004, an increase of $3.2 million, or 5.7%. The increase in net sales was due primarily to price increases associated with increases in the cost of raw materials. There was a decline in volume as measured in pounds shipped of 7.7%. This was due to a shift in product mix from low-value-added products, such as extension cords, to high value-added products, such as local area network (“‘LAN”) cables, in our retail channel and a change in manufacturing process in our automotive channel.

Operating income for our consumer outlets segment for the year ended December 31, 2005 was $3.5 million compared to $3.4 million for the year ended December 31, 2004, an increase of $0.1 million or 2.9%. This increase included $0.2 million of gains relating to outstanding commodity contracts. This was offset by a decline in operating income of $0.1 million due primarily to the impact of the increased cost of base raw materials, specifically copper, that could not be passed along to our customers and was somewhat offset by cost savings realized from a new manufacturing process in the automotive channel.

Liquidity and Capital Resources

Debt

As of December 31, 2006, we had the following long-term debt (including capital lease obligations) outstanding:

(Dollars in thousands)

Credit facility	$—
Senior notes	120,000
Capital lease obligations	1,129
Other debt	1,378

Total debt	$122,507

Senior Secured Credit Facility

Our credit facility dated as of September 28, 2004, with Wachovia Bank, National Association (“agent”) matures September 28, 2009, and is an asset-based credit loan whereby we may receive from time to time an aggregate amount of advances not to exceed the lesser of (i) $75.0 million or (ii) the sum of 85% of eligible accounts receivable and 55% of eligible inventory, with a sublimit for letters of credit of up to $5.0 million. Interest is payable at the agent’s prime rate plus a range of 0.25% to 1.25% (based on our Leverage Ratio, as defined in the credit facility, at the end of any fiscal quarter), or, at our option, the eurodollar rate plus a range of 1.75% to 2.75% (based on our Leverage Ratio) at the end of any fiscal quarter). The credit facility accrued interest at an average rate of 5.7%, and our average borrowed amount was $38.6 million for the twelve-month period ended December 31, 2006.

Our credit facility is secured by substantially all of our assets, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any.

The credit facility contains financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the credit facility contains affirmative and negative covenants relating to limitations on dividends and other restricted payments, indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, affiliate transactions, maintaining excess cash, issuing capital stock, sale and lease back transactions and leases. The restricted payment covenant, among other things, limits our ability to pay dividends on our common stock. Under the credit facility, Permitted Periodic Dividend payments are allowed only if (i) no event of default or unmatured event of default has occurred or is continuing under the credit facility or would result from the payment of the Permitted Periodic Dividend, and (ii) we could borrow at least $10 million under the credit facility after giving effect to the Permitted Periodic Dividend. The credit facility defines “Permitted Periodic Dividend” as the payment by us to holders of our common stock of an aggregate amount of up to the sum of (a) 50% of our consolidated net income (as defined in the credit facility) for the fiscal year prior to the fiscal year in which such payment is made (the “Applicable Income Year”) less (b) the aggregate amount of tax distributions payable to our shareholders for the Applicable Income Year. The financial covenants in the credit facility:

•	require us to maintain a Leverage Ratio that does not exceed 6.5 to 1.0 as of the last day of each fiscal quarter; and

•	require us to maintain a Fixed Charge Coverage Ratio (as defined in the credit facility) of not less than 1.1 to 1.0 as of the last day of each fiscal quarter.

As of December 31, 2006, our Leverage Ratio was 2.3 to 1.0 and our Fixed Charge Coverage Ratio was 1.8 to 1.0. Our capital expenditures in the twelve months ended December 31, 2006 were $2.7 million.

On August 14, 2006, we executed an amendment to the credit agreement; among other things, this amendment:

•	modified a “change of control” provision in our credit facility so that, in contrast to the prior version of the provision under which a default would have occurred if either G. Gary Yetman or Richard N. Burger ceased to hold their executive positions and suitable replacements were not found within 180 days, a “change of control” will now occur under the credit facility only if either (i) we fail to own 100% of the outstanding capital stock of the other borrowers and guarantors under the credit facility or (ii) during the twenty-four months following the date of such amendment of the credit facility, certain members of our board of directors cease to constitute a majority of the members of our board of directors;

•	permits us to issue common stock;

•	permitted us to amend our certificate of incorporation;

•	permitted us to repurchase shares of our common stock in connection with the 2006 Private Placement; and

•	eliminated a restriction on our ability to maintain excess cash.

As of December 31, 2006, we were in compliance with all of the covenants contained in the credit facility.

On October 11, 2006, we paid off substantially all of the outstanding indebtedness under our credit facility. As of December 31, 2006, we had no outstanding borrowings under our credit facility, and we had $74.3 million of additional borrowing capacity under the borrowing base.

Our ability to incur additional indebtedness is limited by the covenants contained in the credit facility. Under the credit facility, we may not incur any liability or indebtedness other than permitted indebtedness, which is defined as:

•	indebtedness with respect to revolving loans, letters of credit or other obligations under the credit facility;

•	trade payables incurred in the ordinary course of business;

•	purchase money indebtedness incurred to purchase fixed assets, provided that the total of permitted purchase money indebtedness may not exceed $1.0 million at any time, the purchase money indebtedness when incurred does not exceed the purchase price of the assets financed and no purchase money indebtedness may be refinanced for a principal amount in excess of the principal amount then outstanding;

•	indebtedness under specified types of hedging agreements entered into to manage interest rate, exchange rate or commodity risks;

•	existing indebtedness specifically identified in schedules to the credit facility and certain refinancings thereof; and

•	indebtedness under the senior notes.

In addition, the credit facility prohibits us from entering into operating leases pursuant to which the aggregate payments thereunder would exceed $5.0 million per year.

We are also prohibited by the credit facility from:

•	changing or amending any document relating to the subordination, terms of payment or required prepayments of our senior notes;

•	making any covenant or event of default in the indenture relating to our senior notes more restrictive; and

•	making any prepayment on our senior notes, except for scheduled payments required pursuant to the terms of the senior notes or the indenture.

We have the right to terminate our existing credit facility and put a new, more favorable credit facility in place. The termination of our credit facility could result in a non-cash, pre-tax charge to earnings of up to $0.8 million in our financial statements for the period in which the termination occurs.

In connection with our execution on March 11, 2007 of a definitive agreement to purchase all of the equity interest of Copperfield for $213 million, we entered into financing arrangements with certain affiliates of Wachovia Bank, N.A.  These arrangements would provide for an amended and restated $200 million senior secured revolving credit facility and additional acquisition financing that will take the form of either the issuance of $100 million of notes having the same terms as our existing notes or a $100 million term loan.

Based on the foregoing, we believe that, after giving effect to the acquisition of Copperfield and the consummation of the financing arrangements described in the preceding paragraph, cash flow from operations and borrowings under our amended and restated $200 million senior secured revolving credit facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.

Senior Notes

Our senior notes have an aggregate principal amount of $120.0 million, bear interest at a fixed rate of 9.875% and mature in 2012. We are issuing an additional $100.0 million of senior notes pursuant to the note offering. The notes are guaranteed by our domestic restricted subsidiaries (as defined in the indenture). The indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our credit facility), unless our Consolidated Fixed Charge Coverage Ratio (as defined in the indenture) is greater than 2.0 to 1.0. As of December 31, 2006, our Consolidated Fixed Charge Coverage Ratio was 3.3 to 1.0. Upon the occurrence of a Change of Control (as defined in the indenture), we must offer to repurchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The indenture also contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of our assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of December 31, 2006, we were in compliance with all of the covenants contained in the indenture. We may redeem some or all of the notes at any time on or after October 1, 2008, at redemption prices set forth in the indenture. In addition, before October 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings.

Other

In addition, we lease various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The total minimum payments under the leases at December 31, 2006 were approximately $1.3 million, including $0.2 million representing interest.

We have a $1.0 million mortgage on a manufacturing facility requiring monthly payments of $9,432 and bearing interest at 5.75% per annum. The outstanding balance of the loan at December 31, 2006 was $0.7 million.

Current and Future Liquidity

In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements increase when we experience strong incremental demand for products or significant copper price increases. We believe that, after giving effect to the Transactions, we will have sufficient liquidity to meet our future needs.

Our management assesses the future cash needs of our business by considering a number of factors, including:

•	our historical earnings and cash flow performance;

•	management’s assessment of our future working capital needs;

•	our current and projected debt service expenses;

•	management’s planned capital expenditures; and

•	our ability to borrow additional funds under the terms of our credit facility and our senior notes.

On October 10, 2006, we filed the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The amended and restated certificate of incorporation included, among other changes, the following: (i) an increase in the number of authorized shares of our common stock, par value $0.001 per share, to 75,000,000, (ii) an increase in the number of authorized shares of preferred stock, par value $0.001 per share, to 10,000,000, and (iii) a 312.6079 for 1 stock split of our common stock.

On October 11, 2006, we consummated the 2006 Private Placement in which we sold 8,400,000 shares of our common stock at a sale price of $15.00 per share. We received net proceeds of approximately $114.8 million (after the purchaser’s discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders. Of the remaining net proceeds of approximately $53.4 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under our credit facility and (ii) the remaining $0.6 million for working capital and general corporate purposes. Since the 2006 Private Placement, we have incurred (and expect to continue to incur) additional indebtedness under our credit facility.

Even following the 2006 Private Placement and the corresponding repayment of all of the indebtedness then outstanding under our credit facility, if we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under our credit facility. If cash flow generated from our operations, together with borrowings under our credit facility, is not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations contained in the credit facility and the indenture relating to our senior notes on our ability to incur debt could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity, which, until the most recent amendment to the credit agreement, would have required a waiver under our credit facility. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay development of products or forego acquisition opportunities.

Net cash provided by operating activities for the twelve months ended December 31, 2006 was $30.0 million compared to net cash used by operating activities of $10.3 million for the twelve months ended December 31, 2005. The primary factors contributing to the increase in cash provided by operating activities for the twelve months ended December 31, 2006 compared to 2005 were: (i) a $18.2 million increase in net income; (ii) a $18.9 million decrease in cash used by inventories, primarily due to better inventory management and economies of scale as a result of the closure of our facilities, partially offset by commodity price increases; and (iii) a $1.6 million decrease in cash used by prepaid expenses and other assets. These factors were partially offset by increases in the use of cash by (i) accounts payable of $10.9 million due to a difference in the timing of payments and (ii) accounts receivable of $6.7 million due to a difference in the timing of collections.

Net cash used in investing activities for the twelve months ended December 31, 2006 was $2.6 million due to $2.7 million of capital expenditures, slightly offset by $0.1 million of proceeds from the sale of fixed assets and investments.

Net cash used by financing activities for the twelve months ended December 31, 2006 was $12.8 million, reflecting net revolver repayments of $46.0 million, the payment of long-term debt of $0.8 million, the payment of $61.4 million of stock repurchases due to the 2006 Private Placement, and $19.4 million of distributions to shareholders. This use of cash was offset by the cash provided from our the 2006 Private Placement offering of $114.8 million.

During the third quarter ended September 30, 2005, we experienced a theft of inventory as a result of break-ins at our manufacturing facility located in Miami Lakes, Florida. We believe we will recover the amount of the loss, net of deductibles, under our insurance policy. As a result of the loss, we reduced the cost of inventory by $1.3 million and recorded an insurance receivable, which is included in prepaid expenses and other current assets in the condensed consolidated balance sheet. In order to deter future thefts, we completed a third-party analysis of our security processes at all of our facilities and warehouses and made any necessary adjustments; however, we cannot assure you that future incidents of theft will not occur.

On April 14, 2006, our board of directors approved a plan to close our leased assembled manufacturing and distribution facility located in Miami Lakes, Florida based on an evaluation of this facility in the long-term operation of our business. Our board determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plant in Waukegan, Illinois supplemented by additional international sourcing.

The closure of our Miami Lakes facility was completed in the third quarter of 2006. We have spent $1.3 million to close the Miami Lakes facility. The charges consist of $0.1 million of employee severance costs, $0.7 million of lease termination costs, $0.2 million of equipment relocation costs, and $0.3 million of other closing costs.

On November 14, 2006, we approved a plan to close our manufacturing facility and sell the building and property located in Siler City, North Carolina. We determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing.

We estimate the cost of the closure and realignment to be approximately $0.8 million, which includes cash expenditures of approximately $0.1 million for severance costs and $0.7 million for other costs related to the closure. We expect that the closure will be complete by the end of the first quarter of 2007. The related costs reflected in our financial statements for the fourth quarter of 2006 were $0.1 million and the remaining amounts will be reflected in the first quarter of 2007.

Seasonality

We have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Larger amounts of cash are generally required during the second and third quarters of the year to build inventories in anticipation of higher demand during the late fall and early winter months. In general, receivables related to higher sales activities during the late fall and early winter months are collected during the late fourth and early first quarter of the year.

Contractual Obligations

The following table sets forth information about our contractual obligations and commercial commitments as of December 31, 2006:

	Payments Due by Period
		Less Than			After
	Total	1 Year	2-3 Years	4-5 Years	5 Years
	(Dollars in thousands)

Current and long-term debt obligations (including interest)	$189,661	$12,456	$24,444	$23,735	$129,026
Capital lease obligations (including interest)	1,318	509	809	—	—
Operating lease obligations	7,584	2,219	2,050	1,644	1,671
Purchase obligations	27,210	27,210	—	—	—

We will be required to make future cash contributions to our defined contribution savings plans. The estimate for these contributions is approximately $0.7 million during 2007. Estimates of cash contributions to be made after 2007 are difficult to determine due to the number of variable factors that impact the calculation of defined contribution savings plans. We will also be required to make interest payments on our revolving debt and other variable rate debt. The interest payments to be made on our revolving debt and other variable debt are based on variable interest rates, and the amounts of the borrowings under our credit facility depend upon our working capital requirements.

Purchase obligations primarily consist of purchase orders and other contractual arrangements for inventory and raw materials.

We anticipate being able to meet our obligations as they come due.

Off-Balance Sheet Assets and Obligations

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize sales of our products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. We record customer promotional allowances as a reduction of net sales when it is probable that the allowance will be granted and the amount of the allowance can be reasonably estimated. Our promotional allowances are primarily related to the volumes of purchases by various customer groups during specified time periods. Accordingly, to calculate our ultimate related promotional costs, we estimate during each period each customer’s potential for achieving the related purchase volumes based primarily on our sales history with each customer. Subsequent period changes in our estimates have not been material in the prior three years.

Allowance for Uncollectible Accounts

We record an allowance for uncollectible accounts to reflect management’s best estimate of losses inherent in our receivables as of the balance sheet date. In calculating the allowance for uncollectible accounts, we consider both the current financial condition of individual customers and historical write-off patterns.

Inventories

Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the FIFO basis. In applying FIFO, we evaluate the realizability of our inventory on a product-by-product basis. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value.

Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from three to twenty years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carry amount of those assets to determine if write-down is appropriate. If we identify impairment, we will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

Goodwill

SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, we do not amortize goodwill, but goodwill is subject to our annual impairment testing at December 31. Potential impairment exists if the carrying amount of net assets of an operating segment, including goodwill, is greater than the fair value of net assets of an operating segment. To the extent possible, we identify specific net assets at the operating segment level. Net assets such as inventory, fixed assets and accounts payable are allocated to each operating segment for purposes of recognizing and measuring goodwill impairment. Allocations are based on manufactured cost of goods sold by operating segment. Goodwill was allocated to each operating segment based on the relative fair value of each operating segment. Fair value was based on the income approach using a calculation of discounted estimated future cash flows from our annual long-range planning process. The calculation of impairment loss compares the implied fair value of each operating segment’s goodwill with the carrying value of that goodwill. Various factors, including a deterioration in the future prospects for any of our operating segments or a decision to exit an operating segment, could result in impairment charges.

Income Taxes

Through October 9, 2006, we conducted our business as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and state income tax purposes. Accordingly, our shareholders had been responsible for federal and substantially all state income tax liabilities arising out of our operations. For all periods prior to the C corporation conversion dividends had been paid to shareholders at amounts that approximated the shareholders’ current tax liability arising from their ownership in the company. One of our subsidiaries is a C corporation and, as such, is subject to federal and state income tax. As of October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we became subject to federal and state income taxes. The unaudited pro forma statements of operations data included elsewhere in this report present our pro forma provision for income taxes and net income as if we had been a C corporation for all periods presented. For further information reference “Selected Consolidated Financial Data for Coleman.”

We account for income taxes at the subsidiary in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts. We periodically assess the reliability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state or federal statutory tax audits.

The Internal Revenue Service is currently examining our 2002, 2003 and 2004 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on our consolidated financial position, cash flow or results of operations.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements. FIN No. 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiary and applies immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB revised certain provisions of FIN No. 46 and modified the effective date for all variable interest entities existing before January 31, 2003 to the first period ending March 15, 2004. Adoption of FIN No. 46 in 2004 did not have an impact on our financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and was adopted by us in the first quarter of 2006. Adoption of SFAS No. 151 did not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. Adoption of SFAS No. 153 did not have an impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued the revised SFAS No. 123, Share-Based Payment. SFAS No. 123R supersedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. SFAS No. 123R is effective starting with the first interim period beginning after June 15, 2005. We apply SFAS No. 123R to the 1,650,000 shares of our common stock reserved for issuance under our stock incentive plan.

In March 2005, the FASB issued Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies guidance provided by SFAS No. 143, Accounting for Asset Retirement Obligations. FIN No. 47 is effective for companies with fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a significant impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in the first quarter of 2007. We do not expect the adoption of FIN No. 48 to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by us in the first quarter of 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted SAB No. 108 effective December 31, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years after November 15, 2007. We do not believe that the adoption of the provisions of SFAS No. 159 will materially impact our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our principal market risks are exposure to changes in commodity prices, primarily copper prices, and interest rates on borrowings.

Commodity Risk.  We generally do not enter into arrangements to hedge price fluctuations for copper or other commodities used to manufacture our products, although we have done so from time to time, primarily in our consumer outlets segment. The terms of these hedging arrangements generally are less than one year. There were no hedging arrangements outstanding as of December 31, 2006.

Interest Rate Risk.  We have exposure to changes in interest rates on a portion of our debt obligations. The interest rate on our credit facility is based on either the lenders’ prime rate or LIBOR. As of December 31, 2006 we have $0 borrowing against our credit facility; however, if we choose to exercise this option, one percentage point change in LIBOR would affect our annual interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR COPPERFIELD

The following discussion and analysis of Copperfield’s financial condition and results of operations should be read in conjunction with “Selected Financial Data for Copperfield.” Copperfield’s actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described herein under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

Copperfield is one of the largest privately owned manufacturers and suppliers of electrical wire and cable products in the United States. Copperfield supplies a broad line of wire and cable products, consisting of more than 41,000 SKUs, which enables it to offer its customers a single source for many of their wire and cable product requirements. Copperfield sells its products to more than 450 active customers at more than 1,000 different locations, including a wide range of specialty distributors and OEMs. Copperfield focuses on manufacturing parts in high volumes and reducing manufacturing and overhead costs.

Copperfield develops its products for sale into various end markets, including industrial distribution, automotive, OEM, appliance, welding and trailer cables, RVs and copper fabrication. Copperfield believes that its broad product line and diverse customer base have contributed to greater stability in net sales and operating profit margin than a number of its competitors. Copperfield manufactures its products in eight domestic facilities.

Copperfield’s net revenues have historically been influenced by four main factors: acquisitions, capacity additions, the price of copper and general business cycles. In 2006, its revenue grew 157.1% over 2005. Copperfield has grown net revenues from $136.7 million in 2004 to $519.6 million in 2006, or a CAGR of 94.9%.

Copperfield’s cost of goods sold is primarily made up of raw material costs. Copper is the largest component of its raw material costs and represents an estimated 75% of cost of goods sold. Copperfield buys copper from domestic and international suppliers, with pricing based generally on the monthly average copper price or the COMEX average. Copperfield’s labor costs have historically been less than 10% of its cost of goods sold so competition from products produced in foreign countries that have a labor rate advantage has not had a significant impact on its financial results.

While the price of copper has a significant impact upon Copperfield’s sales, cost of goods sold and working capital, it has less of an impact on its net income. Copperfield’s standard pricing mechanism includes a component that passes the majority of the pricing fluctuations in the copper market to the customer with the company retaining only a small component of the commodity price risk.

Annual Results of Operations from 2004 through 2006

The following table sets forth, for the periods indicated, the statement of operations data in thousands of dollars and as a percentage of net sales.

	2004		2005		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Net sales	$136,749	100.0%	$202,066	100.0%	$519,594	100.0%
Gross profit	21,959	16.0	25,710	12.7	46,935	9.0
Selling, warehousing, general and administrative expenses	14,647	10.7	13,933	6.9	19,005	3.6

Operating income	7,312	5.3	11,777	5.8	27,930	5.4
Interest expense, net	2,245	1.6	6,093	3.0	12,267	2.4

Net income	$5,067	3.7	$5,684	2.8	$15,663	3.0

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales — Net sales for the year ended December 31, 2006 were $519.6 million, compared to $202.1 million for the year ended December 31, 2005, an increase of $317.5 million, or 157.1%. The increase in net sales was due to increased demand and incremental capacity from the December 1, 2005 acquisition of selected assets of International Wire Group (“IWG”). Additionally, sales grew partially as a result of higher prevailing copper prices (approximately $167.5 million of total sales growth), which increased 83.6% to 2006 COMEX average of $3.10 as compared to the 2005 annual average price of $1.68. Further, Copperfield’s organic sales growth was $71.5 million in 2006. Estimated revenue resulting from the production capacity acquired from IWG generated an additional $78.5 million, net of copper increases in 2006. The product mix for each of the years ended December 31, 2005 and 2006 was relatively consistent, with the exception of an increase in Copperfield’s lead wire products as a result of the IWG asset acquisition. Copperfield understands that certain ongoing customers will not order certain parts in 2007 representing $45 million of 2006 revenue.

Gross profit margin — Gross profit margin for the year ended December 31, 2006 was 9.0%, compared to 12.7% for year ended December 31, 2005. The decrease was principally due to Copperfield’s pricing mechanism that does not allow margin to be added to the increasing cost of copper because the changes in copper are relatively transparent to the customer. Therefore, in higher priced copper markets, Copperfield’s gross margin as a percentage of sales will decline. This decrease was offset to some extent by increased production volumes.

Selling, warehousing, general and administrative — SWG&A expense for the year ended December 31, 2006 was $19.0 million, compared to $13.9 million for the year ended December 31, 2005, an increase of $5.1 million. This increase is driven by administration expenses resulting from the IWG asset acquisition, as well as warehousing expense related to the increased volume of product sold in 2006.

Interest expense — Interest expense was $12.3 million for year ended December 31, 2006, compared to $6.1 million for year ended December 31, 2005, an increase of $6.2 million. The average monthly balance of debt obligations grew from $63.5 million in 2005 to $116.2 million in 2006. The increase in interest expense is principally a result of four items: (i) a refinancing plan that was implemented March 24, 2005, (ii) the acquisition of certain assets of IWG on December 1, 2005 which was funded by debt, (iii) a general increase in the interest rates in the United States as implemented by the Federal Reserve and (iv) the increase in working capital requirements associated with the increase in the price of copper.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales — Net sales for the year ended December 31, 2005 were $202.1 million, compared to $136.7 million for the year ended December 31, 2004, an increase of $65.4 million, or 47.8%. Sales and production growth was driven by (i) the increased utilization of Copperfield’s facilities and (ii) additional output resulting from the December 1, 2005 acquisition of selected assets of IWG. Additionally, sales grew partially as a result of higher prevailing copper prices (approximately $33.6 million of total sales growth), which increased 30.4% to a 2005 COMEX average of $1.68 as compared to the 2004 COMEX average of $1.29. Estimated revenue resulting from the additional production capacity acquired from IWG generated $5.9 million, net of copper increases in 2005. The product mix for each of the years ended December 31, 2005 and 2004 was relatively consistent.

Gross profit margin — Gross profit margin for the year ended December 31, 2005 was 12.7%, compared to 16.0% for year ended December 31, 2004. The decrease was due principally to Copperfield’s pricing mechanism that does not allow margin to be added to the increasing cost of copper because the changes in copper are relatively transparent to the customer.

Selling, warehousing, general and administrative — SWG&A expense for the year ended December 31, 2005 was $13.9 million, compared to $14.6 million for the year ended December 31, 2004, a decrease of $0.7 million. This net decrease was principally driven by a general decrease in commission expense paid to outside sales representatives of $0.6 million as the result of the company’s decision to terminate its relationships.

Interest expense — Interest expense was $6.1 million for year ended December 31, 2005, compared to $2.2 million for year ended December 31, 2004, an increase of $3.9 million. The average monthly balance of debt obligations grew from $28.7 million in 2004 to $63.5 million in 2005. The increase was principally due to increased indebtedness from the 2005 refinancing to allow for its members to take distributions as well as an increase in working capital needs principally driven by higher copper prices.

Liquidity and Capital Resources

Debt

As of December 31, 2006, Copperfield had the following long-term debt (including capital lease obligations) outstanding:

As of
December 31, 2006
(Dollars in thousands)

Credit facility	$56,448
Term loans	11,791
Capital lease obligations	12,971
Other debt	30,857

Total debt	$112,067

Credit Facility

Copperfield’s credit facility dated as of March 24, 2005 with Wells Fargo Business Credit was amended in 2006 to provide for borrowing up to $85.0 million, limited to up to 85% of eligible accounts receivable and 65% of eligible inventories. Copperfield had $28.6 million available under the revolving credit facility at December 31, 2006. At December 31, 2006, Copperfield was in violation of one if its covenants and on February 15, 2007, it obtained a waiver for the maximum capital expenditures covenant violation. The credit facility will be repaid and terminated upon the closing of the Transactions.

Term Loans

Copperfield’s currently has a term loan A and B issued by Wells Fargo Business Credit. Term loan A was initiated in March 2005 with an original principal balance of $13.3 million and monthly principal payments of $0.2 million. Term loan B was initiated in March 2005 with an original principal balance of $5.0 million and monthly principal payments of $0.1 million. At December 31, 2006, Copperfield was in violation of one of its covenants and on February 15, 2007, it obtained a waiver for the maximum capital expenditures covenant violation. The term loans will be repaid and terminated upon the closing of the Transactions.

Capital Lease Obligations

Copperfield is party to a number of capital lease obligations for various manufacturing, office and warehouse equipment. The capital leases are with several separate parties and have terms that vary in terms, balances, interest rates, and payments. Each capital lease obligation will be repaid and terminated upon the closing of the Transactions.

Other Debt

Copperfield currently has mortgage promissory term notes of $2.5, $1.3, and $1.5 million on its Lafayette, Avilla, and Zaragosa facilities respectively as of December 31, 2006. All of the mortgages are with one financial institution. Each of the mortgage promissory term notes are collateralized by the land and buildings. At December 31, 2006, Copperfield was in violation of one of its covenants. On February 12,

2007, Copperfield obtained a waiver and amendment for the maximum capital expenditures covenant violation. These mortgages will be repaid and terminated upon the closing of the Transactions.

Copperfield currently has two subordinated term notes, one senior and one junior note. The senior subordinated note was entered into in March 2005 and was subsequently amended to provide $10.0 million in financing. The note includes a 6% payable-in-kind (“PIK”). The total accrued PIK interest on December 31, 2006 was $0.8 million. The junior subordinated note was entered into in March 2005 and provided $12.0 million in financing. The note includes a 12% PIK that had an accrued balance on December 31, 2006 of $2.8 million. At December 31, 2006, Copperfield was in violation of one if its covenants and on February 15th and February 12th, 2007, respectively it obtained a waiver for the maximum capital expenditures covenant violation. These subordinated term notes will be repaid and terminated upon the closing of the Transactions.

Current and Future Liquidity

In general, Copperfield requires cash for working capital, capital expenditures, debt repayment and interest. Copperfield’s working capital requirements increase when it experiences strong demand for products or there are significant copper price increases.

Net cash used by operating activities for the year ended December 31, 2006 was $5.1 million compared to net cash used by operating activities of $4.9 million for the year ended December 31, 2005. The primary factor contributing to the increased use of cash in operating activities for the year ended December 31, 2006 compared to 2005 was a net increase of $30.6 million in accounts receivable and inventory principally driven by the increased price of copper. This was partially offset by a $10.0 million increase in net income.

Net cash provided by investing activities for the year ended December 31, 2006 was $6.5 million due to purchases of additional equipment related to Copperfield’s expansion of its Bremen, Indiana facilities, as well as upgrades to the equipment that was purchased from IWG.

Net cash provided by financing activities for the year ended December 31, 2006 was $11.5 million principally due to a net increase in Copperfield’s credit facility utilization of $21.3 million driven by increases in copper prices. This increase was partially offset by normally scheduled principal payments on its term debt and capital lease obligations of almost $8.0 million.

Seasonality

Copperfield does not experience any material seasonal trends. However, there is a typical slowness in the months of July and December of each year as a result of customer plant shutdowns during those months.

Contractual Obligations

The following table sets forth information about Copperfield’s contractual obligations and commercial commitments as of December 31, 2006.

		Payments Due by Period
		Less Than			After
	Total	1 Year	2-3 Years	4-5 Years	5 Years
	(Dollars in thousands)

Current and long-term debt obligations(1)	$42,648	$4,344	$36,681	$1,623	$—
Revolving Credit Facility(1)	56,448	56,448	—	—	—
Capital lease obligations (including interest)(1)	14,710	4,665	8,090	1,955	—
Operating lease obligations	10,015	1,683	3,068	2,967	2,297
Purchase order obligations(2)	25,912	25,912	—	—	—

Total	$149,733	$93,052	$47,839	$6,545	$2,297

(1)	These obligations will be repaid at the closing of the Transactions.

(2)	Purchase order obligations primarily consist of purchase orders and other contractual arrangements for raw materials and other miscellaneous items. Most purchase orders placed by Copperfield are not firm commitments and can be cancelled up until just prior to delivery with no penalties. Copperfield anticipates being able to meet its obligations as they come due.

Off-Balance Sheet Assets and Obligations

Copperfield does not have any off-balance sheet arrangements.

Critical Accounting Policies

Revenue Recognition

Copperfield recognizes revenue when the title and risk of loss are transferred to customers upon delivery based on terms of sale. Provisions are made for customer rebates and allowances at the time product sales are recognized based on the terms and conditions of sales incentive agreements.

Allowance for Doubtful Accounts

Copperfield estimates the allowance for doubtful accounts by considering historical experience, aging of accounts receivable and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on a periodic basis and adjustments are made in the period in which a change in condition occurs.

Inventories

Inventories consisting primarily of materials, labor and overhead are stated at the lower of cost or market, determined on the first-in, first-out (“FIFO”) method. Copperfield estimates losses for excess, obsolete inventory and the net realizable value of inventory based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Property and Equipment

Property and equipment are stated at historical cost and depreciated over their estimated useful lives. Equipment with estimated useful lives ranging from three to seven years are depreciated using the straight-line method. Buildings and leasehold improvements with estimated useful lives of three to ten years or over the term of the lease, whichever is less, are depreciated and amortized using the straight-line method. Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed as incurred. All other expenditures for renewals and betterments are capitalized. The asset and related depreciation and amortization accounts are adjusted for property retirements and disposals with the resulting gains or losses included in operations.

New Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on and ratified EITF Issue 06-03, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-03”). The scope of this Issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, uses, value added, and some excise taxes. The Task Force concluded that the presentation of taxes within the scope of the Issue on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statement for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensus in this Issue should be applied to financial reports for reporting periods beginning after December 15, 2006. Copperfield does not believe the adoption of EITF 06-03 will have an impact on its financial position or results of operation.

In September 2006, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB addresses diversity in practice of quantifying financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of effects of the misstatements on each of Copperfield’s financial statements and related financial statement disclosures. The SAB is effective for financial statements issued for fiscal years ending after November 15, 2006. Copperfield believes the adoption of SAB 108 will not have an impact on its financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Copperfield does not believe the adoption of SFAS No. 157 will have an impact on its financial position or results of operations.

Quantitative and Qualitative Disclosure about Market Risk

Copperfield’s principal market risks are exposure to changes in commodities prices, primarily copper prices, and interest rates on borrowings.

Commodity Risk.  Copperfield does not enter into speculative arrangements to hedge price fluctuations for copper or other commodities used to manufacture its products.

Interest Rate Risk.  Copperfield has had exposure to changes in interest rates on a portion of its debt obligations. These debt obligations, however, will be terminated upon the closing of the Transactions.

BUSINESS DESCRIPTION OF COLEMAN

Overview

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the U.S. We supply a broad line of wire and cable products, consisting of more than 22,500 active SKUs, which enable us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,300 active customers in diverse end markets, including a wide range of specialty distributors, retailers and OEMs. We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition, flexible manufacturing platform and distribution capabilities, and engineering and design expertise.

Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. These include highly engineered cable products to meet customer specific electrical and mechanical requirements ranging from high performance military cables designed for harsh environments, submersible cables designed for underwater environments, and flexible cables designed for aircraft boarding bridges, industrial boom lifts, and wind power turbines.

Our business currently is organized into three reportable segments: electrical/wire and cable distributors; specialty distributors and OEMs; and consumer outlets. Within these segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government HVAC/R, irrigation, industrial/contractor, security/home automation, RVs, copper fabrication, retail and automotive retail.

We manufacture our products in six domestic facilities and supplement our production with domestic and international sourcing. We utilize a flexible manufacturing platform whereby a number of our key products can be produced at multiple facilities. We utilize sophisticated inventory modeling capabilities to provide best in class customer service through our four primary distribution centers. As a result, we have the ability to fill diverse orders with a broad array of products within 24 hours.

From 2004 to 2006, our revenues grew from $285.8 million in 2004 to $423.4 million in 2006, a CAGR of 21.7%. During that same period, operating income grew from $19.2 million in 2004 to $48.7 million in 2006. For the twelve months ended December 31, 2006, our revenues and operating income were $423.4 million and $48.7 million, respectively, compared to $346.2 million and $27.8 million for the twelve months ended December 31, 2005.

Company History

We were incorporated in Delaware in 1999 by our current principal shareholders. The majority of our operations came from Coleman Cable Systems, Inc., our predecessor company, which was formed in 1970 and which we acquired in 2000. G. Gary Yetman, our President and Chief Executive Officer, joined our predecessor in 1986, and Richard N. Burger, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, joined our predecessor in 1996. Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300.

Product Overview

Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell virtually all of our product lines across each of our three segments, except that we sell our fabricated bare wire products only to specialty distributors and OEMs. Our products begin with bare wire. The core component of most of our products is copper wire that we manufacture internally and acquire from third parties based on a number of factors, including cost. We sell bare copper wire in a variety of gauges. These copper wires are drawn from copper rod into the desired gauges of solid and stranded copper wires. In the majority of our products, a thermoplastic insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.

Industrial Power Cable

Our industrial power cable product line includes portable cord, machine tool wiring, welding, mining, pump, control, stage/lighting, diesel/locomotive and metal clad cables and other power cord products. These are medium power supply cables used for permanent or temporary connections between a power source (such as a power panel, receptacle or transformer) and a device (such as a motor, light, transformer or control panel). These products are used in construction, industrial MRO and OEM applications, such as airline support systems, wind turbines, cranes, marinas, offshore drilling, fountains, car washes, sports lighting, construction, food processing, forklifts, mining and military applications. Our brands in this product line include Royal, Seoprene, Corra/Clad and Polar-Rig 125.

Electronic and Communication Wire and Cable

Our electronic and communication wire and cable product line includes telephone, security, coaxial, industrial automation, twinaxial, fire alarm, plenum and home automation cables. These cables permanently connect devices, and they provide power, signal, voice, data or video transmissions from a device (such as a camera, bell or terminal) to a source (such as a control panel, splice strip or video recorder). These products are used in applications such as telecommunication, security, fire detection, access control, video monitoring, data transmission, intercom and home entertainment systems. Our primary brands in this product line include Signal, Plencote, Soundsational and Clear Signal.

Low Voltage Cable

Our low voltage cable products are comprised of thermostat wire and irrigation cables. These cables permanently connect devices, and they provide low levels of power between devices in a system (such as a thermostat and the switch on a furnace, or a timer and a switch, device or sensor). They are used in applications such as HVAC/R, energy management, home sprinkler systems and golf course irrigation. We sell many of our low voltage cables under the Baron, BaroStat and BaroPak brand names.

Assembled Wire and Cable Products

Our assembled wire and cable products include multiple types of extension cords, as well as ground fault circuit interrupters, portable lighting (incandescent, fluorescent and halogen), retractable reels, holiday items, RV cords and adapters, and surge and strip products. For the automotive aftermarket we offer booster cables, battery cables and battery accessories. Our brands in this area of our business include Polar Solar, Power Station, American Contractor, Road Power, Booster-in-a-Bag, Tri-Source, Trinector, Quadnector, Luma-Site, Coilex, Stripes and Cool Colors.

Fabricated Bare Wire Products

Our fabricated bare wire products conduct power or signals and include stranded, bunched and single-end copper, copper clad steel and various copper alloy wire. In this area, we process copper rod into stranding for use in our electronic and electrical wire and cable products or for sale to others for use in their products. We use most of our copper wire production to produce our finished products. Our primary brand in this product line is Oswego Wire.

Product Development

Our product development is an important part of our business. It is a collaborative initiative, involving the product management, engineering, manufacturing, purchasing, global sourcing and sales teams. New product concepts originate from a number of sources, including field input (sales/agent/customer), product management/engineering creation, outside inventors, raw material vendors, import supplier collaborations and traditional product line lengthening. Our product managers coordinate most of these projects with active support from other areas of our organization. Recent new product additions include enhanced control and automation cables, high-flex robotic cable and an expanded line of electronic commercial and security cable.

Our customers realize the benefits of our manufacturing capabilities and our proven design experience by collaborating with our engineers to develop product solutions for present and future needs. Such applications range from specially designed and manufactured cables for underwater environments in the entertainment industry to high performance cables for the U.S. Military and the Department of Defense for use in severe terrain and hostile environments.

End Market Overview

We classify our business segments based upon the end markets that they serve. Our segments consist of electrical/wire and cable distributors, specialty distributors and OEMs, and consumer outlets/end markets.

Financial data for our business segments is as follows:

	2004	2005	2006
	(Dollars in thousands)

Net sales:
Electrical/Wire and Cable Distributors	$95,810	$114,561	$147,411
Specialty Distributors and OEMs	133,457	171,926	219,957
Consumer Outlets	56,525	59,694	55,990

Total	$285,792	$346,181	$423,358

Operating income:
Electrical/Wire and Cable Distributors	$9,010	$13,643	$23,830
Specialty Distributors and OEMs	13,112	14,693	28,096
Consumer Outlets	3,399	3,465	3,421

Total	25,521	31,801	55,347
Corporate	(6,274)	(4,029)	(6,787)

Consolidated operating income	$19,247	$27,772	$48,560

Electrical/Wire and Cable Distributors

We market industrial power cables, electronic and communication cables, low voltage wire and assembled products for sale in the electrical/wire and cable distributors segment. We sell these products under brands such as Signal, Royal, Seoprene, Baron and Polar Solar for use primarily in construction, industrial MRO, data communication and fire safety applications. In this segment, our success has been largely attributable to the breadth of our product offering, customer-focused manufacturing and distribution capabilities and strong customer relationships. Certain of our products are used in major telecommunications and home automation systems.

Electrical Distribution

The electrical distribution channel represents our oldest and largest customer base and is the preferred purchasing channel for many of the primary professional users of our products. Our customers include national and regional buying groups, national chains, and independent distributors. We believe we are a leading supplier of the principal products that we sell in this market, based on domestic sales. This channel accounted for $112.3 million or 26.5% of our net sales for the year ended December 31, 2006.

Wire and Cable Distribution

In this channel, we market our products through wire and cable distributors and electronic distributors. Key customers in this channel are national and regional independent distributors. This channel accounted for $35.1 million or 8.3% of our net sales for the year ended December 31, 2006.

Specialty Distributors and OEMs

OEM/Government

We design and manufacture specialty products for several OEM markets and government agencies and subcontractors. Our OEM products serve a variety of industries including marine, lighting mobile equipment and entertainment. In this channel, we focus on design-and-build solutions. We provide service with quality product performance geared specifically to customer demand requirements. We sell our government products mainly to the U.S. Department of Defense, which uses these products primarily for military operations. Electronic products include Qualified Products List (“QPL”) coaxial cable and electrical products produced to military specifications. Several small business military distributors meeting special contracting requirements also participate in this channel. This area of our business is highly dependent on the budget and activities of the Department of Defense. This channel accounted for $35.7 million or 8.4% of our net sales for the year ended December 31, 2006.

HVAC/R

We manufacture and market low voltage control cables for the HVAC/R industry under the Baron brand. We also supply related cords, safety and power supply cords, assemblies and air conditioner whips. In this market, we supply a large and diverse customer base that includes the largest and most highly recognized independent distributors and OEM manufacturers serving the industry. We offer our customers a single source for their HVAC/R cable requirements and work closely with our customers to develop products specific to their needs. This led to the development of our innovative and popular BaroPak packaging and of our BaroStat II damage resistant cable. We believe we are a leading supplier of the principal products that we sell in the HVAC/R market, based on domestic sales. The prominence of the Baron brand, our reputation for innovation, and our customer-focused manufacturing and distribution capabilities have contributed substantially to our leadership position in this segment. This channel accounted for $32.2 million or 7.6% of our net sales for the year ended December 31, 2006.

Irrigation

We produce wire and cable and related products under the Baron brand for use in commercial and residential sprinkler systems, low voltage lighting applications and well pumps. Our customers for these products are turf and landscape distributors, golf course distributors and submersible pump distributors. We believe we are a leading supplier of the principal products that we sell in the irrigation market, based on domestic sales. This channel accounted for $41.1 million or 9.7% of our net sales for the year ended December 31, 2006.

Industrial/Contractor

We manufacture and import various professional builders’ products sold through distributors that focus on the commercial construction and industrial markets. These products include professional grade extension cords, ground-fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights, electrical/electronic cables, and temporary lighting. Among the brands that we distribute to this end market are Polar Solar, Luma-Site and X-Treme Box. Our customers in the industrial/contractor channel include commercial contractor supply distributors, industrial distributors, welding distributors, national industrial/MRO supply companies, rental companies and mail order companies selling to this channel. In this channel, we rely on three major types of customers: specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses; and equipment rental companies. We believe we are a leading supplier of many of the products that we sell in the industrial/contractor market, based on domestic sales, as a result of our broad product line, customer-focused manufacturing and distribution capabilities. This channel accounted for $30.4 million or 7.2% of our net sales for the year ended December 31, 2006.

Security/Home Automation

We market electronic and communication wire and cable to security, audio-video, residential and commercial distributors. The products we sell in this channel are used primarily in residential and light commercial applications. These products include fire alarm, burglar alarm, data, coaxial, home automation and security cables. Many of these products are marketed under the Signal brand name. Sales are augmented by private label products sold to national distributors. This channel accounted for $47.2 million or 11.1% of our net sales for the year ended December 31, 2006.

RVs

We market to this channel RV and manufactured housing wiring products, such as machine tool wire, portable cord, power cords, and adapters, as well as coaxial, speaker, alarm and other cable. We sell these products to manufactured housing and RV OEM distributors and to RV aftermarket distributors. This channel accounted for $17.3 million or 4.1% of our net sales for the year ended December 31, 2006.

Copper Fabrication

We manufacture non-insulated bare and tinned copper, copper clad steel, nickel-plated copper and cadmium copper in various sizes of single-end, bunched and stranded constructions for use in various applications, including appliances, fire alarms, security systems, electronics, automotive telecommunication, military, industrial, high temperature and geophysical. Our customers for these products are other channels within the company, as well as other small specialized wire and cable manufacturers. We use most of our copper wire production to produce our finished products. However, we evaluate this channel based on third party business. We believe that our ability to provide specialty products is a competitive strength. This channel accounted for $16.0 million or 3.9% of our net sales for the year ended December 31, 2006.

Consumer Outlets

We sell a wide variety of products to the retail channel and automotive aftermarket. One major customer of this segment accounted for approximately 22% of the segment’s sales for the year ended December 31, 2006, and we expect sales to this customer to continue at similar levels during 2007. Sales to this segment are typically strongest in the fourth quarter, servicing holiday and seasonal requirements.

Retail

We manufacture and import a wide range of products that are marketed to the retail channel, including an array of extension cords, incandescent and fluorescent trouble lights, surge and strip products, and electrical/electronic cables. We sell these products under the American Contractor, Push-Lock, Tri-Source, Power Station, Trinector and Cool Colors brand names, among others. Our retail products are sold to a number of prominent national and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers. We believe that we have gained market share over the past several years and believe that we are a key supplier to this market. Merchandising, packaging and line extensions have been important contributors to our penetration in this market. We import products to supplement our domestic manufacturing capabilities. In addition, we engage in electronic commerce and inventory management with our major retail customers who have been leaders in these initiatives and demand high precision execution from their vendor partners. This channel accounted for $39.6 million or 9.3% of our net sales for the year ended December 31, 2006.

Automotive Retail

We manufacture and import a wide range of products that are marketed to the automotive aftermarket, such as battery booster cables, battery cables and battery accessories. Our major automotive products brand names are Road Power, Polar-Glo, Booster-in-a-Bag and Maximum Energy. Much of the product sold to this channel is private-labeled for our customers. Our principal customers in this segment include prominent national and regional retailers. We compete with companies with domestic production capabilities as well as with companies that import products from Asia. Our automated booster cable manufacturing process provides us with a low-cost basis by which to produce the only domestically manufactured UL listed booster cables. We believe we possess a competitive advantage over foreign competitors who, due to the long transit times, are not adequately equipped to provide a rapid response to consumer demand for booster cables, which is driven by cold weather and can be unpredictable. Similar to the retail channel, we have the ability to conduct electronic transactions with our customers. Our global sourcing initiatives provide a valuable supplement to our domestic manufacturing activities. This channel accounted for $16.4 million or 3.9% of our net sales for the year ended December 31, 2006.

Competition

The market segments in which we compete are highly competitive. Each of our product segments competes with at least one major competitor; however, due to the diversity of our product offering, most of our competitors do not offer the entire spectrum of our product lines. Many of our products are made to industry specifications and, therefore, may be interchangeable with our competitors’ products. Some of our competitors are large and well-established companies, such as Belden, General Cable and American Insulated Wire, and have financial resources that may be superior to ours.

The primary competitive factors for our products are similar across our segments. These factors include breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities. We believe we can compete effectively on the basis of each of these factors as they apply to our segments. We believe our key competitive strengths are our:

•	strong market presence across multiple end markets;

•	highly diversified and stable revenue base;

•	flexible operating model;

•	successful focus on reducing operating costs;

•	proven track record of consistent financial performance; and

•	experienced and dedicated management team.

Manufacturing and Sourcing

We currently have six manufacturing facilities and four primary distribution centers that are supplemented with a network of satellite distribution centers. While we operate our primary distribution centers, our Los Angeles distribution center is an agent-owned warehouse that is not exclusive to our products. All of our satellite distribution centers are owned by agents. In these cases, in addition to receiving selling commissions, the agents receive commissions for warehousing our products. We upgraded our warehouse management software at our largest distribution facility in November 2003 and at a second distribution facility in January 2005. In March 2006, we upgraded our warehouse management system, gaining new processing capabilities, such as radio frequency identification. We plan to install comparable systems at our other distribution facilities.

We primarily manufacture our products domestically; however, we continually seek to identify domestic and international manufactured products that we can outsource to provide cost savings. Our goal is to optimize the balance between the relatively higher levels of service and shorter delivery times of our domestic manufacturing operations with the lower costs and longer delivery times associated with foreign sourcing.

For the year ended December 31, 2006, we imported approximately $48.5 million of products, which were primarily assembled products. In outsourcing products, we strive to maintain consistency between products produced domestically and overseas so that our customers can rely on us to provide them with consistent products from one order to the next.

We maintain an international engineering and sourcing office in Shenzhen, China to complement and improve our sourcing and product management activities. The Shenzhen office works as an extension of our headquarters in Waukegan, Illinois to provide liaison activities related to developing new product programs such as expanding our holiday and promotional product offerings, qualifying new suppliers and products, and providing ongoing oversight of the product and service quality from our Asian sources.

Sales and Marketing

Our corporate marketing group includes a product management team that focuses on the management of specific product categories across our multiple distribution channels. To maximize the accessibility of our offering to a diverse end-user customer base, we market our products through a variety of distribution channels. We have separate internal sales and marketing groups dedicated to each of our end markets. Our internal sales team directs our national networks of manufacturers’ representatives, who are the primary links to our target markets. These representatives are independent contractors dedicated to specific channels and generally carry our products to the exclusion of competing products. In 2006, we utilized approximately 122 manufacturers’ representative agencies with approximately 732 sales people selling our products. Sales to distributors, retailers and OEMs are directed through the development of print brochures, industry trade advertising, trade exhibitions, website applications and direct outside sales presentations to distributors and end users by both our employees and independent manufacturers’ representatives.

Raw Materials

Copper is the primary raw material that we use to manufacture each of our products. Other significant raw materials are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years that do not impose minimum purchase requirements. The cost of a raw material purchased during the term of a supplier agreement is subject to the market price for the raw material at the time of purchase. Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs. We generally do not engage in speculative raw material commodity contracts. We attempt to reflect raw material price changes in the sale price of our products.

Foreign Sales and Assets

Sales to customers outside the U.S. represented less than 1.7% of our net sales in each of the last three years. These foreign sales were $2.8 million in 2004, $7.9 million in 2005 and $7.3 million in 2006. We do not currently, and did not during 2004, 2005 or 2006, have any long-lived assets located outside the U.S.

Backlog and Shipping

Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. As a result of higher demand for our products during the late fall and early winter months, we typically build up our inventory levels during the third and early fourth quarters of the year. In addition, receivables related to increased shipments during the late fall and early winter months are collected during the late fourth and early first quarters of the year.

Patents and Trademarks

We own five U.S. patents and three foreign patents covering products. We also own a number of registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would cause a material disruption of our business. No patent or trademark is material to any one segment.

Employees

As of December 31, 2006, we had 845 employees, with approximately 32% of our employees represented by one labor union. Our current collective bargaining agreement expires December 22, 2009. We consider our labor relations to be good, and we have not experienced any significant labor disputes.

Properties

As of December 31, 2006, we owned or leased the following primary facilities:

		Approximate
Location	Type of Facility	Square Feet	Leased or Owned

Texarkana, Arkansas	Manufacturing, Warehouse	106,700	Owned
Gurnee, Illinois	Warehouse	75,000	Leased
North Chicago, Illinois	Manufacturing	23,277	Leased
Waukegan, Illinois	Offices	30,175	Leased
Waukegan, Illinois	Manufacturing	212,530	Owned - 77,394
			Leased - 135,136
Waukegan, Illinois	Warehouse	180,000	Leased
East Longmeadow, Massachusetts	Manufacturing, Warehouse	90,000	Leased
Oswego, New York	Manufacturing, Warehouse	115,000	Owned
Siler City, North Carolina(1)	Closed	86,000	Owned
Hayesville, North Carolina	Manufacturing	104,000	Owned

(1)	On November 14, 2006, we approved a plan to close this facility and move its manufacturing operations to other facilities.

All of our properties are used in all of our business segments with the exception of the North Chicago, Illinois facility, which is used in the electrical/wire and cable distributors and specialty distributors and OEMs segments, and the Oswego, New York facility, which is used in the specialty distributors and OEMs segment.

We believe that our existing facilities are adequate for our operations. We do not believe that any single leased facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Our real estate assets are pledged to secure our credit facility.

Legal Proceedings

We are involved in legal proceedings and litigation arising in the ordinary course of our business. In those cases where we are the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. We believe that none of the routine litigation that we now face, individually or in the aggregate, will be material to our business. However, an adverse determination could be material to our financial position, results of operations or cash flows in any given period. We maintain insurance coverage for litigation that arises in the ordinary course of our business and believe such coverage is adequate.

We are party to one environmental claim. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which we merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act for cleanup of the site.

In 2004, we along with other “potentially responsible parties” (“PRPs”) entered into a consent decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. We have entered into a site participation agreement with other PRPs for fulfillment of the requirements of the consent decree. Under the site participation agreement, we are responsible for a 9.2% share of the costs for the RD/RA. We recorded an accrual in 2004 for $0.4 million for this liability, and the environmental remediation cost and our share has remained unchanged as of December 31, 2006.

On March 16, 2005, prior to the issuance of our 2004 financial statements, we received notice from a PRP group that we had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation and that we could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. We recorded an accrual in 2004 for $71,000 for this liability. On September 20, 2006, we settled the pending lawsuit with HIMCO for $86,000, which resulted in an additional charge of $15,000 in the third quarter of 2006.

Although no assurances are possible, we believe that our accruals related to environmental, litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations or cash flows.

Regulation and Potential Environmental Liability

As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the Electronics Industries Association and the Canadian Standards Association.

In addition, many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. We also are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us. A risk of environmental liability is inherent in our current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us. We are party to one environmental claim, which is described above under the heading “Legal Proceedings.” There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations, or that the potential liabilities arising from past releases of or exposure to hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial position, results of operations or cash flows.

Tax Audit

On April 24, 2006, the IRS issued a Notice of Proposed Adjustment claiming that we were not entitled to tax deductions in connection with our prepayment of certain management fees and our payment of certain factoring costs to CCI Enterprises, Inc., our wholly-owned subsidiary. We have appealed the IRS findings. If our appeal of the IRS findings is unsuccessful, our obligation will be to indemnify our shareholders on the record as of the effective date of the Tax Matters Agreement. We accrued estimated costs of $0.5 million, but we cannot guarantee the ultimate resolution will not exceed this amount.

BUSINESS DESCRIPTION OF COPPERFIELD

Overview

Copperfield is one of the largest privately owned fabricators and insulators of copper electrical wire and cable in the United States, for the markets it serves. In 2006, Copperfield sold more than 12.6 billion feet of insulated copper wire and cable to its customers. Copperfield manufactures and supplies a broad array of wire and cable products, consisting of more than 41,000 SKUs. This enables it to offer its customers a single source solution for all of their copper wire needs by offering one of the broadest product offerings in the industry, within the markets its serves, in terms of both type and gauge of wire. Copperfield believes that it possesses its market position largely as a result of the quality of its broad product line, its talented management team, its commitment to using modern plants and equipment and its dedication to being the lowest-cost provider.

Copperfield served more than 450 customers in 2006, representing distributors and a variety of manufacturers of products that use Copperfield wire products. Copperfield has experienced both growth and loyalty with respect to its customers. Since 1999, Copperfield’s customer base has grown from 149 to over 450, a CAGR greater than 17.0%. Meanwhile, of Copperfield’s top 10 customers in 1996, all 10 were still customers in 2006. Copperfield’s largest customer represented less than 13.2% of overall 2006 sales.

Copperfield manufactures two basic products, fabricated copper wire and insulated copper wire, in a wide range of sizes and types, based on the markets it serves. Copperfield’s fabricated wire is sold both as bare copper wire and as tin electroplated copper wire. Furthermore, Copperfield sells various types of insulated wire, including PVC lead wire, silicone wire, XLPE lead wire, irradiated XLP and PVC wire, multi-conductor cable, battery cable, welding cable and other miscellaneous lead wire.

Copperfield’s business is not organized into separate reportable business segments. Copperfield focuses on manufacturing parts in high volumes and reducing manufacturing and overhead costs. Copperfield sells its products through both distributor and OEM channels.

Copperfield manufactures its products in eight facilities in five separate U.S. locations and also operates out of two distribution centers. Copperfield utilizes a flexible manufacturing platform that allows many of its products to be produced at different facilities. Complemented by its inventory systems and proximity of distribution centers to manufacturing facilities, Copperfield is able to fill diverse customer orders with a broad range of products on time to meet customer needs.

From 2002 to 2006, Copperfield achieved CAGR of 84.1% in sales, from $45.2 million in 2002 to $519.6 million in 2006. During that same period, EBITDA grew at CAGR of 43.0%, from $8.3 million to $34.8 million.

Company History

Copperfield, Inc. was founded in 1990 by Rich Carr, Dick Piliponis, and James Pomeroy using a single extruder. Copperfield, Inc. became Copperfield, LLC when Spell Capital, an equity investment group, invested in Copperfield in 1999. Over the years, Copperfield has grown both organically as well as through major strategic acquisitions including CopperCon in 2000, Bremen Insulated Wire Division of Industrial Electric Wire and Cable in 2002, selected assets from Essex Electric Products in 2003 and all domestic insulating assets of IWG in 2005. Copperfield is a limited liability company formed in the state of Minnesota in 1999. Copperfield has been led by co-founder, President and Chief Executive Officer, Richard Carr; Chief Operating Officer, Michael Frigo; and Chief Financial Officer, James Merritt. Copperfield’s principal executive offices are located at 1115 West North Street, Bremen, Indiana 46506, and its telephone number is (574) 546-5115. Copperfield’s web site address is www.copperfieldllc.com.

Product Overview

Copperfield’s primary product lines include UL hookup & lead wire, welding cable, battery cable, multi-conductor, and fabricated bare wire products. Its products generally begin with 5/16” bare copper rod.

Copperfield typically will draw the copper rod down to make individual strands of copper wire. Then, it combines the individual strands of copper wire to produce a finished fabricated wire. The majority of the bare copper wire will be insulated with either a thermoplastic or cross-linked poly-ethylene insulation over the bare wire (in a wide array of compounds, quantities, colors and gauges). The product is sometimes then cabled (twisted) together with other insulated wires where an outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale. Other times Copperfield will sell the bare copper wire to other third party insulators. Copperfield sells its products through two channels, directly to manufacturers and through value-added stocking distributors.

Fabricated Copper Wire

Fabricated copper wire is produced by drawing copper rod into strands of a specified diameter and bunching these drawn strands together into a specified gauge. For some applications, a thin layer of tin is electroplated to the surface of the copper wire before the bunching process. Approximately 81% of Copperfield’s total fabricated wire is used as the basis for Copperfield’s insulated wire manufacturing. The remaining 19% is sold to third-party wire insulators.

Insulated Copper Wire

Insulated copper wire is manufactured by applying one of several types of compounds to the outside of the fabricated and bunched wire. Here, end products differ by AWG size, color, voltage rating, temperature sustainability, insulation thickness and insulating material used. Copperfield’s insulated wire products meet standards set by Underwriters Laboratories, Inc., the Canadian Standards Association and the Society of Automotive Engineers, among other organizations. Overall, Copperfield produces the following types of insulated wire: UL hookup and lead wire (including PVC lead wire, XLPE lead wire, silicone wire and irradiated XLP and PVC wire), multi-conductor cable, battery cable (XLP and PVC), welding cable and miscellaneous lead wire.

UL Hookup and Lead Wire

These Copperfield insulated wire products are used in a variety of applications and conditions. Within this product category, Copperfield produces four sub-categories of products: PVC lead wire, silicone wire, XLPE lead wire and irradiated wire.

  PVC Lead Wire

This Copperfield insulated wire product is used in applications where extreme heat and/or abrasion are not significant issues, such as the internal wiring of appliances, motors and lighting.

  Silicone Wire

This Copperfield insulated wire product is used as the internal wire of appliances or electronic equipment that are exposed to high temperatures.

  XLPE Lead Wire

This Copperfield insulated wire product is used in applications where resistance to heat and/or abrasion is more critical. Applications include internal wiring of certain appliances, such as heat pumps or refrigerating equipment, white goods and small appliances; leads for transformers and motor ballasts; solenoids; switch board and control panel wiring; switchgear; lighting fixtures; and inside engine compartments of motor vehicles, such as automobiles and recreational vehicles.

Irradiated Wire (XLP and PVC)

This Copperfield insulated wire product is used where resistance to extreme heat and abrasion are required, for example, in battery and automotive applications.

Multi-Conductor Cable

This Copperfield insulated wire product is used in applications such as wheel speed sensor assemblies in passenger cars; trucks and other vehicles with anti-lock brakes where heat, flexibility, chemical and abrasion resistance is required; and trailer cable for semi-trailers used in the trucking industry.

Battery Cable (XLP and PVC)

This Copperfield insulated wire product is used in cars, trucks, tractors and off-road vehicles as a part of the main power source where heat, oil and acid resistance are required.

Welding Cable

This Copperfield insulated wire product is used as power feed leads from the welding power source to the electrodes. Welding cable products are sold into multiple end markets, including industrial distribution and welding cable.

Miscellaneous Lead Wire

These Copperfield insulated wire products, which are used essentially as “hook up” wire, i.e. to connect products to electrical sources, are not already categorized in one of the other mentioned categories.

End Market Overview

Copperfield serves the following end markets: automotive, industrial distribution, appliance, recreational vehicle, welding cable and other. In each of these end markets, Copperfield believes that the quality and breadth of its products, its strong customer relationships, its strategic manufacturing and distribution locations and its commitment to being the lowest-cost provider contribute to its success and market position.

Automotive

Copperfield markets its XLPE lead wire, PVC lead wire, multi-conductor cable, battery cable and irradiated wire for sale in the automotive end market. This end market includes both transplant and domestic Tier 1 automotive harness makers. Transplant Tier 1 automotive harness makers are global, vertically integrated harness manufacturers that primarily serve foreign transplant automakers, but who also supply domestic automakers and Domestic Tier 1 harness makers.

Industrial Distribution

Copperfield’s broad product line is offered for sale in the industrial distribution end market. Copperfield serves over 65 significant industrial distributors in the industrial distribution end market. These customers serve a wide array of end markets, including industrial, automotive and electrical/electronic applications.

Appliance

Copperfield produces its PVC lead wire, XLPE lead wire and silicone wire for sale in the appliances end market. Copperfield provides its products for use in the manufacturing of various appliance products, including refrigerators, ovens and dishwashers.

RV

Copperfield manufactures its XLPE lead wire, PVC lead wire, multi-conductor cable, battery cable and irradiated wire for sale in the recreational vehicles end market. These products are used in a number of classes of recreational vehicle, including motor homes, travel trailers, folding camping trailers and truck campers.

Welding Cable

Copperfield markets its welding cable products for sale in the welding cable end market through both OEMs and other distribution channels. These products are used principally in the construction industry, and customer purchasing patterns have mirrored the overall trends in non-residential construction spending.

Other

Copperfield manufactures and sells a variety of products in an array of miscellaneous end markets. Within this category, end markets including HVAC, marine, fabricated wire, trailer cable, and other OEMs are served.

Competition

The end markets in which Copperfield competes are highly competitive. Copperfield’s principal competition in the electrical wire and cable industry has been from manufacturers located in the North America. Within the insulated wire market, Copperfield’s primary competitors have included DixieWire (a subsidiary of Alcoa Inc.), Draka Holding NV, Kalas Manufacturing, Inc., Leoni AG, Prestolite Wire Corporation and Therm-O-Link Inc. Copperfield has competed with Coleman Cable only with respect to limited products and end markets. In addition, some potential market demand is met by captive insulated wire manufacturing facilities, particularly within the automotive end market.

The primary competitive factors for Copperfield’s products are quality, timely delivery and competitive pricing.

Manufacturing and Sourcing

Copperfield currently has five locations including eight manufacturing facilities and two primary distribution centers. Copperfield attempts to reduce costs by closely monitoring key manufacturing metrics and by using the latest technologies and equipment. Copperfield manufactures its products exclusively in the United States, yet its products are used throughout North America and the world.

Sales and Marketing

Copperfield sells its products to value-added distributors and directly to end-users principally through its own direct sales force and a number of independent sales representatives. Copperfield has 20 salespersons/customer service representatives who service new and current customer accounts and manage incoming customer requests for products. In addition, Copperfield uses seven independent sales representatives who service customers in specific end markets and geographic regions.

Raw Materials

Copper is the primary raw material that is used by Copperfield to manufacture its products. The other significant raw material is compounds used for insulating. There are a limited number of domestic and foreign suppliers of copper and compounds. Copperfield’s copper supplier contracts have terms of one year and do not impose minimum purchase requirements. The cost of a raw material purchased during the term of a supplier agreement is subject to the market price for the raw material at the time of purchase. Copperfield generally does not engage in speculative raw material commodity contracts. Copperfield attempts to reflect copper price changes in the sales price of its products.

Foreign Sales and Assets

Copperfield does not currently, and did not during 2004, 2005 or 2006, have any long-lived assets located outside the United States.

Backlog and Shipping

Copperfield’s product lines do not have any significant order backlog because Copperfield follows the industry practice of stocking finished goods to meet customer demand on a just-in-time basis.

Patents and Trademarks

Copperfield does not own any patents. Copperfield owns one registered trademark. While it considers the trademark to be a valuable asset, Copperfield does not consider it to be of such material importance that is absence would cause a material disruption to its business.

Employees

As of December 31, 2006, Copperfield’s staff consisted of 574 employees. All of Copperfield’s operations are non-union, and Copperfield has not experienced any significant labor difficulties.

Properties

As of December 31, 2006, Copperfield owned or leased the following facilities:

		Approximate	Leased or
Location	Type of Facility	Square Feet	Owned

Bremen, Indiana (Insulating)	Insulating	43,007	Leased
Bremen, Indiana (Fabricating)	Fabricating	124,160	Leased
Bremen, Indiana (East)	Fabricating, Insulating	106,200	Leased
Bremen, Indiana (Distribution)	Distribution	48,000	Leased
Lafayette, Indiana	Fabricating, Insulating	337,256	Owned
Avilla, Indiana	Insulating	119,000	Owned
Nogales, Arizona	Fabricating, Insulating	84,000	Leased
El Paso, Texas (Zaragosa)	Fabricating, Insulating	69,153	Owned
El Paso, Texas (Inglewood)	Insulating	28,500	Leased
El Paso, Texas (Esther Lama)	Distribution	87,969	Leased

Copperfield believes that its existing facilities are adequate for its operations. Copperfield does not believe that any single leased facility is material to its operations; if necessary, Copperfield could readily obtain a replacement facility.

Legal Proceedings

Copperfield is involved in legal proceedings and litigation arising in the ordinary course of its business. In those cases where Copperfield is the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. Copperfield believes that none of the litigation it now faces, individually or in the aggregate, will be material to its business. However, an adverse determination could be material to its financial position, results of operations or cash flows in any given period. Copperfield maintains insurance coverage for litigation that arises in the ordinary course of its business and believes that such coverage is adequate.

Although no assurances are possible, Copperfield believes that its accruals related to litigation and other claims are sufficient and that these items and its rights to available insurance and indemnity will be resolved without material adverse effect on its financial position, results of operations or cash flows.

Regulation and Potential Environmental Liability

As a manufacturer and distributor of wire and cable products, Copperfield is subject to a number of industry standard-setting authorities, such as Underwriters Laboratories and the Canadian Standards Association.

In addition, many of Copperfield’s products are subject to the requirements of federal, state and local regulatory authorities. Copperfield is also subject to federal, state and local environmental protection laws and regulations governing its operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by Copperfield. A risk of environmental liability is inherent in Copperfield’s current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by it. Copperfield is not currently aware of any material environmental legal proceeding or violations. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in Copperfield’s current operations, or that the potential liabilities arising from any past releases of or exposure to hazardous substances, will not result in future expenditures by Copperfield that could materially and adversely affect Copperfield’s financial position, results of operations or cash flows.

Related Party Transactions of Copperfield

Leases

Copperfield leases manufacturing and office facilities from DJR Ventures, an entity owned by Richard Carr, Richard Philiponis and James Pomeroy, each of whom owns 13% of the equity interests of Copperfield.

Freight Logistics Contract

Copperfield has a contract with DJR Logistics, an entity owned by Richard Carr, Richard Philiponis and James Pomeroy, each of whom owns 13% of the equity interests of Copperfield, to provide for shipping (transporting) products to customers.

Management Fee

Copperfield pays an annual management fee to Spell Capital Corporation. For the years ended December 31, 2006, 2005 and 2004, Copperfield paid $163, $163 and $100, respectively, in management fees to an affiliate of the majority member interest holder.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements and indentures related therein, including the definitions of certain terms therein.

Proposed Senior Secured Revolving Credit Facility

Simultaneously with the consummation of the note offering, we expect to become party to an amended and restated senior secured revolving credit facility with Wachovia Bank, National Association, as administrative agent, and certain other lenders. The closing of the note offering and the credit facility are each conditioned upon the closing of the other.

The credit facility will provide for aggregate borrowings of up to $200 million, including a sublimit for letters of credit of up to $10 million. All revolving loans under the credit facility will mature five years from the closing date. The credit facility will be secured by substantially all of our assets, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, payment intangibles, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of our domestic subsidiaries, including Copperfield, and 65% of the capital stock of each of our foreign subsidiaries. The credit facility is expected to provide that a change of control under the credit facility will occur if either (i) we fail to own one hundred percent (100%) of the outstanding capital stock of each of the other borrowers and the guarantors under the credit facility, or (ii) during the twenty-four month period commencing on August 14, 2006, Continuing Directors shall cease for any reason to constitute a majority of the members of our board. “Continuing Directors” means, during any period of up to twenty-four consecutive months commencing on August 14, 2006, an individual (x) who was a director on August 14, 2006 or (y) who becomes a director subsequent to August 14, 2006 and whose election or nomination for election by our shareholders is approved by a vote of at least a majority of the directors then comprising the Continuing Directors.. A change of control would constitute an event of default under the credit facility, entitling the lenders to declare all obligations due and payable. Other terms of the credit facility remain subject to negotiation.

Borrowings under the credit facility will bear interest at a floating rate, which can be either the base rate (defined as the greater of (a) the prime or base rate of interest announced from time to time hereafter by Wachovia Bank, National Association or (b) the federal funds rate plus 1/2%) or a reserve-adjusted LIBOR rate, plus the applicable margin.

Other Long-Term Debt

In connection with the purchase of the Oswego Wire Incorporated (“Oswego”) facility and certain related equipment, Oswego acquired the rights and assumed the obligations of Copperweld under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”), including the obligations of Copperweld under a $5.7 million capitalized lease obligation. Terms of the Sale Agreement specify principal repayment of $5.7 million on July 1, 2012. In order to secure repayment of the obligation, in 1987, we purchased and placed in a dedicated fund $0.7 million of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5.7 million on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds will be used to fulfill the obligations under the Sale Agreement. The market value of the bonds at December 31, 2003 was $4.2 million. The bonds are expected to be held to maturity, and are carried at their original cost of $0.7 million plus accumulated interest of $2.1 million and are included in other assets in the accompanying consolidated balance sheet. Pursuant to the agreement between Oswego and Copperweld, any excess or shortfall of funds in the dedicated account after payment of the obligations revert to or are the responsibility of Copperweld. Copperweld has a security interest in certain property and equipment with a net book value of $0.6 million at December 31, 2003.

We have issued notes to the IDA for the financing of certain machinery and capital improvements. The notes include a $3.3 million machinery loan requiring 108 monthly payments of $40,000 and bearing interest at 5.97% per annum. The outstanding balance of the loan at December 31, 2003 is $2.0 million. We also have a capital improvement loan on the building for $0.2 million requiring 240 monthly payments and bearing interest at 6.25% per annum.

On September 28, 2004, we issued $120,000,000 aggregate principal amount of 9 7/8% Senior Notes due 2012 pursuant to the indenture to be used in connection with the recent note offering.